UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Bioverativ Inc.
(Name of Subject Company)

Bioverativ Inc.
(Name of Person Filing Statement)

Common Stock, $.001 par value per share
(Title of Class of Securities)

09075E100
(CUSIP Number of Class of Securities)

John G. Cox
Chief Executive Officer
Bioverativ Inc.
225 Second Avenue
Waltham, Massachusetts 02451
(781) 663-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:
Andrea DiFabio Executive Vice President, Chief Legal Officer Bioverativ Inc. 225 Second Avenue Waltham, Massachusetts 02451 (781) 663-4400	Scott A. Barshay Jeffrey D. Marell Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

        (a)    Name and Address.    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is Bioverativ Inc., a Delaware corporation ("Bioverativ"). Bioverativ's principal executive offices are located at 225 Second Avenue, Waltham, Massachusetts 02451, and its telephone number is (781) 663-4400. In this Schedule 14D-9, "we," "us," "our," "Company" and "Bioverativ" refer to Bioverativ Inc.

        (b)    Securities.    The title of the class of equity securities to which this Schedule 14D-9 relates is Bioverativ's shares ("Shares") of common stock, par value $0.001 per share ("Common Stock"). As of February 1, 2018, there were:

  •
  108,223,091 Shares issued and outstanding;

  •
  2,159,852 Shares issuable upon the exercise of options ("Options") granted and outstanding under the Company's 2017 Omnibus Equity Plan (the "Omnibus Plan") and the Company's 2017 Non-Employee Director's Equity Plan (the "Directors Plan"); and

  •
  1,055,593 Shares issuable upon the settlement of outstanding restricted stock units ("RSUs") under the Omnibus Plan and the Directors Plan.

        There are no shares of preferred stock, par value $0.001, outstanding.

Item 2.    Identity and Background of Filing Person.

  (a)
  Name and Address.

        The name, business address and business telephone number of Bioverativ, which is the subject company and the person filing this Schedule 14D-9, are set forth in "Item 1. Subject Company Information—Name and Address" above. The Company's website address is www.bioverativ.com. The information on the Company's website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

  (b)
  Tender Offer.

        This Schedule 14D-9 relates to the tender offer by Blink Acquisition Corp. ("Merger Sub"), a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Sanofi, a French société anonyme ("Sanofi" or "Parent"), to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as described below, any and all of the outstanding Shares at a purchase price of $105.00 per Share in cash, net of applicable withholding taxes and without interest (the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2018 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal" and together with the Offer to Purchase, the "Offer"). The Offer to Purchase and the Letter of Transmittal are being mailed to the Company's stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the "SEC") on February 7, 2018 by Purchaser and Parent (together with any amendments and supplements thereto, the "Schedule TO").

        The Offer and withdrawal rights will expire one minute after 11:59 p.m. (12:00 midnight), New York City time, on March 7, 2018 (the "Expiration Time," unless Purchaser has extended or earlier terminated the period during which the Offer is open in accordance with the Merger Agreement (defined below), in which event, "Expiration Time" will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 21, 2018 (as it may be amended or supplemented from time to time, the "Merger Agreement"), between Bioverativ, Sanofi and Purchaser. A summary of the material terms of the Merger Agreement is contained in Section 11—"The Merger Agreement; Other Agreements" of the Offer to Purchase. The Offer is conditioned upon, among other things, the satisfaction or waiver of the following conditions, which are described further in Section 15—"Conditions of the Offer" of the Offer to Purchase:

  (i)
  the number of Shares validly tendered in the Offer and not withdrawn as of the Expiration Time, together with any Shares (if any) owned by Parent and its affiliates and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been "received" (as such term is defined in Section 251(h)(6)(f) of the Delaware General Corporation Law, as amended (the "DGCL")), represents at least a majority of the then outstanding Shares (the "Minimum Tender Condition");

  (ii)
  (x) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act") and (y) that all consents of, and/or filings with, any governmental authority of competent jurisdiction or pursuant to any antitrust laws have been obtained and are in full force and effect and any applicable waiting period with respect thereto has expired;

  (iii)
  the absence of any law or order that would make the Offer or the Merger illegal or otherwise preventing or prohibiting the consummation of the Offer or the Merger;

  (iv)
  the accuracy of the Company's representations and warranties under the Merger Agreement (subject to customary materiality qualifiers);

  (v)
  the Company's performance in all material respects of its obligations under the Merger Agreement;

  (vi)
  the absence, since the date of the Merger Agreement, of any fact, circumstance, condition, event, change, development, occurrence, result or event which, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect (as defined in the Merger Agreement);

  (vii)
  the delivery to Purchaser and Parent of a certificate, dated as of the date of the Expiration Time and signed by the Company's Chief Executive Officer and Chief Financial Officer, certifying that the conditions in clauses (iv), (v) and (vi) above and clause (ix) below have been satisfied;

  (viii)
  the Merger Agreement has not been terminated; and

  (ix)
  the Company has received and delivered to Biogen Inc. ("Biogen") and Parent a copy of the tax opinion required by the Letter Agreement (as defined below) and the requirement that the Company deliver such tax opinion pursuant to the Tax Matters Agreement (as defined below) has been satisfied pursuant to the Letter Agreement.

        The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of all the conditions of the Offer and the Merger Agreement, promptly (and, in any event, no later than the first business day) after the Expiration Time, Purchaser will accept for payment all Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the Expiration Time (the time of such acceptance, the "Offer Acceptance Time"). As soon as practicable following (but on the same day as) the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as an indirect wholly-owned subsidiary of Parent (the "Surviving Corporation"). Upon the consummation of the Merger (the "Effective Time"), the Company

will cease to be a publicly traded company. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of the Company stockholders. As a result of the Merger, each Share (other than any Shares (i) owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time (other than Shares tendered and accepted for payment by Merger Sub in connection with the Offer), (ii) owned by the Company or held in the Company's treasury immediately prior to the Effective Time, (iii) owned by any direct or indirect wholly-owned subsidiary of the Company immediately prior to the Effective Time or (iv) issued and outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand appraisal and who has properly exercised and perfected a demand for appraisal of such Shares in accordance with Section 262 of the DGCL and, as of the Effective Time, has neither effectively withdrawn nor lost such holder's right to appraisal and payment under the DGCL with respect to such Shares) will (x) be converted automatically into the right to receive the Offer Price in cash, net of applicable withholding taxes and without interest and (y) cease to be outstanding and will automatically be cancelled and cease to exist and each holder of a certificate (including any book-entry account statements) representing any such Shares will have only the right to receive the Offer Price in accordance with the Merger Agreement. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the "Transactions."

        The Offer is made only for Shares and is not made for any Options or RSUs. The Merger Agreement provides that each Option and RSU (collectively, the "Company Equity Awards") that is outstanding as of immediately prior to the consummation of the Offer will become fully vested as of immediately prior to, and contingent upon, the consummation of the Offer and will be canceled and converted into the right to receive the Offer Price (less the applicable exercise price in the case of Options) in cash (net of applicable withholding taxes and without interest) (the "RSU Payment") payable in respect of each Share subject to such Company Equity Award; except that each RSU granted after the date of the Merger Agreement to employees other than executive officers will not vest upon consummation of the Offer, and instead the RSU Payment with respect to such RSUs will become vested and payable on the earlier of (i) December 31, 2018, subject to the employee's continued employment with the Company or its affiliates, and (ii) any earlier termination without cause or constructive termination under the applicable severance plan. At or prior to the consummation of the Offer, the Company, our Board of Directors and the Compensation Committee of our Board of Directors, as applicable, are required to adopt resolutions and take any actions that are necessary to effectuate the provisions of the Merger Agreement with respect to the Company Equity Awards. In addition, pursuant to the Merger Agreement, the Company is required, among other things, to take all reasonable actions to terminate the Company's 2017 Employee Stock Purchase Plan (the "ESPP") prior to the date that the Transactions close and to ensure no new offering period is commenced. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Treatment of Company Equity Awards," which is incorporated by reference herein.

        According to the Offer to Purchase, the principal office address of Purchaser is located at 500 Kendall Street, Cambridge, Massachusetts 02142 and its telephone number is (617) 252-7500. According to the Offer to Purchase, the principal office of Parent is located at 54, Rue La Boétie, 75008 Paris, France, and its telephone number is + 33 1 53 77 40 00.

        For the reasons described below, our Board of Directors unanimously supports the Offer, the Merger and the other Transactions and recommends that the Company's stockholders tender their Shares to Purchaser pursuant to the Offer.

        The foregoing summary and description of the Offer and Merger Agreement are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

  Conflicts of Interest

        Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) the Company or any of its affiliates, on the one hand and (ii) (x) any of its executive officers, directors or affiliates, or (y) Sanofi or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

  (a)
  Arrangements between the Company and its Executive Officers, Directors, and Affiliates.

        Our executive officers, directors, and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and in the Transactions, including the Offer and the Merger, which may be different from, or in addition to, those of our stockholders generally. These interests may create potential conflicts of interest. Our Board of Directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions (see "Item 4. The Solicitation or Recommendation—Reasons for Recommendation" of this Schedule 14D-9). As described in more detail below, these interests include:

  •
  the accelerated vesting and payment in respect of Company Equity Awards;

  •
  the potential receipt of certain payments and benefits under the Severance Plan (as defined below) upon certain types of terminations of employment following the consummation of the Transactions;

  •
  the potential receipt of tax reimbursement payments by certain executive officers who are subject to any excise taxes under Sections 280G and 4999 of the Code in connection with the Transactions; and

  •
  the entitlement to indemnification benefits in favor of directors and executive officers of the Company.

        For further information with respect to the arrangements between the Company and certain executive officers, directors, and affiliates described in this Item 3, as well as other arrangements between the Company and its executive officers, directors, and affiliates, please see the information under the heading "Item 11. Executive Compensation" of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed by the Company with the SEC on March 24, 2017; the information under the heading "Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers" and the heading "Item 1.01 Entry of a Material Definitive Agreement" of the Current Report on Form 8-K filed by the Company on February 2, 2017, which excerpts are incorporated herein by reference as Exhibits (e)(16) and (e)(17), respectively.

  Outstanding Shares Held by Directors and Executive Officers

        If our executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as our other stockholders.

        The following table sets forth (i) the number of Shares beneficially owned as of February 1, 2018, by each of our executive officers and directors (which, for clarity, excludes Shares subject to issuance pursuant to granted and outstanding Options and RSUs) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)
Brian S. Posner	6,693	702,765
Alexander J. Denner, Ph.D.(1)	1,170,001	122,850,105
Louis J. Paglia	5,056	530,880
Anna Protopapas	1,056	110,880
Geno Germano	—	—
John G. Cox	68,386	7,180,530
John T. Greene	500	52,500
Rogério Vivaldi Coelho, M.D.	315	33,075
Andrea DiFabio	13,584	1,426,320
Lucia Celona	8,280	869,400
Richard Brudnick	10,533	1,105,965
Timothy Harris, Jr.	384	40,320
All of our current directors and executive officers as a group	1,284,788	134,902,740

(1)
1,165,000 of the Shares reported are beneficially owned by Sarissa Capital Master Offshore Fund LP, a Cayman Island exempted limited partnership ("Sarissa Offshore"). Sarissa Capital Management GP LLC, a Delaware limited liability company ("Sarissa Capital GP"), is the general partner of Sarissa Capital Management LP, a Delaware limited partnership ("Sarissa Capital"), the investment advisor to Sarissa Offshore. Dr. Denner is the Chief Investment Officer of Sarissa Capital and the managing member of Sarissa Capital GP. By virtue of the foregoing, Dr. Denner may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) the Shares that Sarissa Offshore directly beneficially owns. Dr. Denner disclaims beneficial ownership of these Shares except to the extent of any pecuniary interest therein.

  Treatment of Company Equity Awards

        Options.    Pursuant to the Merger Agreement, each Option outstanding immediately prior to the consummation of the Offer, whether vested or unvested, will automatically and without any required action on the part of its holder, become fully vested and will be canceled as of immediately prior to, and contingent upon, the consummation of the Offer (without regard to the exercise price of such Option) in exchange for the right to receive a lump-sum cash payment in the amount of the Option Consideration, if any, less any required withholding taxes, with respect to such Option. "Option Consideration" means, with respect to any Option, an amount equal to the product of (i) the number of Shares issuable under such Option multiplied by (ii) the excess of (x) the Offer Price over (y) the exercise price payable in respect of each Share issuable under such Option. As of the consummation of the Offer, each holder of an Option will cease to have any rights with respect thereto, except the right to receive the Option Consideration.

        Restricted Stock Units.    Pursuant to the Merger Agreement, each RSU outstanding immediately prior to the consummation of the Offer (except as described in the following paragraph) will, automatically and without any required action on the part of its holder, become fully vested and be converted immediately prior to, and contingent upon, the consummation of the Offer into a vested right to receive a lump-sum cash payment in an amount equal to the Offer Price for each Share underlying the RSU, less any required withholding taxes (the "RSU Payment"). As of the consummation of the Offer, each holder of a RSU will cease to have any rights with respect thereto, except the right to receive the RSU Payment.

        Pursuant to the Merger Agreement, prior to the consummation of the Offer, the Company is permitted to grant a certain number of RSUs to employees and non-employee directors in respect of 2018 annual equity awards (each, a "FY18 RSU"). However, any FY18 RSUs granted to employees other than executive officers, will not vest upon consummation of the Offer and instead, the RSU Payment with respect to such FY18 RSUs will become vested and payable on the earlier of (i) December 31, 2018, subject to the employee's continued employment with the Company or its affiliates, and (ii) any earlier termination without cause or constructive termination under the applicable severance plan.

        At or prior to the consummation of the Offer, the Company, our Board of Directors and the Compensation Committee of our Board of Directors, as applicable, will adopt any resolutions and take any actions that are necessary to effectuate the provisions of the Merger Agreement with respect to the Company Equity Awards and the ESPP.

        Since December 7, 2017 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of our executive officers or directors have sold Shares received upon the exercise of Options, or the vesting or settlement of RSUs, other than as provided in Item 6 of this Schedule 14D-9. Our executive officers and directors may exercise their Options prior to the consummation of the Offer to the extent that such Options are vested in accordance with their terms.

        The table below sets forth, for each of our executive officers and directors holding Options as of February 1, 2018 (i) the aggregate number of Shares subject to such Options and (ii) the value of cash amounts payable in respect of such Options on a pre-tax basis as of the consummation of the Offer, calculated by multiplying the excess of the Offer Price over the respective per-Share exercise prices of the applicable Options by the number of Shares subject to such Options.

Name of Executive Officer or Director	Number of Shares Subject to Vested Options (#)	Weighted- Average Exercise Price Per Share ($)	Cash Consideration for Vested Options ($)	Number of Shares Subject to Unvested Options (#)	Weighted Average Exercise Price Per Share ($)	Cash Consideration for Unvested Options ($)	Total Cash Consideration for Options in Merger ($)
Brian S. Posner	—	—	—	29,798	44.51	1,802,481	1,802,481
Alexander J. Denner	—	—	—	26,818	44.51	1,622,221	1,622,221
Louis J. Paglia	—	—	—	26,818	44.51	1,622,221	1,622,221
Anna Protopapas	—	—	—	23,006	52.08	1,217,478	1,217,478
Geno Germano	—	—	—	21,729	55.04	1,085,581	1,085,581
John G. Cox	66,611	8.29	6,441,950	581,049	44.51	35,147,654	41,589,604
John T. Greene	—	—	—	169,845	44.51	10,273,924	10,273,924
Rogério Vivaldi Coelho, M.D.	—	—	—	169,845	44.51	10,273,924	10,273,924
Andrea DiFabio	—	—	—	119,189	44.51	7,209,743	7,209,743
Lucia Celona	—	—	—	104,291	44.51	6,308,563	6,308,563
Richard Brudnick	—	—	—	104,291	44.51	6,308,563	6,308,563
Timothy Harris, Jr.	—	—	—	68,315	56.34	3,324,208	3,324,208

        The table below sets forth, for each of our executive officers and directors holding RSUs as of February 1, 2018, (i) the aggregate number of Shares subject to such RSUs and (ii) the value of cash amounts payable in respect of such RSUs on a pre-tax basis as of the consummation of the Offer, calculated by multiplying the Offer Price by the number of Shares subject to such RSUs.

Name of Executive Officer or Director	Number of RSUs (#)	Cash Consideration for RSUs ($)
Brian S. Posner	6,364	668,220
Alexander J. Denner	5,455	572,775
Louis J. Paglia	5,455	572,775
Anna Protopapas	5,455	572,775
Geno Germano	5,455	572,775
John G. Cox	321,628	33,770,940
John T. Greene	64,071	6,727,455
Rogério Vivaldi Coelho, M.D.	64,071	6,727,455
Andrea DiFabio	60,198	6,320,790
Lucia Celona	53,808	5,649,840
Richard Brudnick	55,206	5,796,630
Timothy Harris, Jr.	52,180	5,478,900

  Treatment of Purchase Rights under the ESPP

        Our executive officers, together with our other eligible employees, are eligible to participate in the ESPP pursuant to its terms, which permit, through payroll deductions, the purchase of Shares at a price of 85% of the lesser of (i) the fair market value on the date on which the purchase right was granted pursuant to the ESPP and (ii) the fair market value on the date on which the purchase right is deemed exercised pursuant to the ESPP. The ESPP is implemented by a series of three-month offering periods, with new offering periods commencing on the first business day of each calendar quarter, anticipated to be on or around January 1, April 1, July 1 and October 1, and ending on the last business day of each calendar quarter, anticipated to be on or around March 31, June 30, September 30 and December 31, respectively, or on such other date as determined by the Compensation Committee of our Board of Directors.

        Pursuant to the Merger Agreement, the Company is required to take all reasonable actions, including adopting any necessary resolution, to (i) terminate the ESPP as of immediately prior to the date that the Transactions close, (ii) ensure that no offering period under the ESPP will be commenced on or after the date of the Merger Agreement, (iii) if the closing of the Transactions occurs prior to the end of any offering period in existence under the ESPP on the date of the Merger Agreement (the "Final Offering"), cause a new exercise date to be set under the ESPP, which date will be the business day immediately prior to the initial Expiration Time (the "New Exercise Date," and the period commencing January 1, 2018 through the New Exercise Date will be referred to herein as the "Final Purchase Period"), (iv) prohibit participants in the ESPP from altering their payroll deductions from those in effect on the date of the Merger Agreement (other than to discontinue their participation in the ESPP in accordance with the terms and conditions of the ESPP), and (v) provide that the amount of the accumulated contributions of each participant under the ESPP as of immediately prior to the Expiration Time will, to the extent not used to purchase shares of Common Stock in accordance with the terms and conditions of the ESPP (as amended pursuant to the Merger Agreement), be refunded to such participant as promptly as practicable following the consummation of the Offer (without interest).

        Therefore, if the New Exercise Date occurs prior to the Offer Acceptance Time, the final purchase of Shares under the Final Offering and Final Purchase Period will occur on the New Exercise Date and, with respect to each participant who has not withdrawn from the ESPP prior to the New Exercise Date, we will apply such participant's accumulated contributions to the purchase of Shares at a per

Share purchase price equal to the lower of (i) $46.71 (which is 85% of the closing price of a Share on January 2, 2018, the first business day of the Final Purchase Period) and (ii) 85% of the closing price of a Share on the New Exercise Date.

  Employment Arrangements

        Each of our executive officers is entitled to certain change in control severance benefits pursuant to the Bioverativ Inc. Severance Plan for U.S. Executive Officers, the terms of which are described below (the "Severance Plan"). The Transactions, if and when consummated, will constitute a change in control under the Severance Plan that provides for change in control related benefits.

        In the event that an executive officer experiences an "Involuntary Employment Action" within two years following a change in control transaction, then, subject to the executive officer's execution of an irrevocable release of claims in favor of the Company, the executive officer will be entitled to the following severance payments and benefits:

  •
  a cash lump-sum payment equal to one and one-half (two for Mr. Cox) times the sum of annual base salary as of December 31, 2017 (the "2017 Base Salary"), and target annual bonus as such target percentage is specified in the executive officer's letter regarding employment, calculated using the 2017 Base Salary (except as may otherwise be agreed in writing between the executive officer and Parent to be effective following the closing date);

  •
  a cash payment equal to the greater of the target annual bonus for the year of termination, or what the annual bonus with respect to such year would have been if the executive officer's employment had continued through the payment date for such annual bonus, as such target percentage is specified in the executive officer's letter regarding employment, calculated using the 2017 Base Salary (except as may otherwise be agreed in writing between the executive officer and Parent to be effective following the closing date), in either case prorated for the number of calendar days during which the executive officer was employed in the year of termination;

  •
  a company subsidy of COBRA coverage for 18 months (24 months for Mr. Cox) post-termination; and

  •
  reasonable cost of up to nine months (12 months for Mr. Cox) of executive-level outplacement services.

        In addition, as described in more detail in "—Treatment of Company Equity Awards," all unvested Options and RSUs will vest as of immediately prior to the consummation of the Offer.

        "Involuntary Employment Action" under the Severance Plan generally means the executive officer's termination of employment within two years following a change in control, by us other than "For Cause" (as defined in our Omnibus Plan), or by the executive officer upon the occurrence of any of the following:

  •
  any adverse or material alteration or diminution in the executive officer's authority, duties or responsibilities (other than a mere change in title or reporting relationship) as they existed immediately prior to the change in control or as the same may be increased from time to time thereafter;

  •
  a reduction in the executive officer's base salary or targeted bonus opportunity, in each case as in effect on the date prior to the change in control or as the same may be increased from time to time thereafter; or

  •
  a relocation of the executive officer's offices of employment that increase his or her daily commute by more than 100 miles on a round-trip basis.

        "For Cause" as defined in our Omnibus Plan generally includes, but is not limited to, dishonesty with respect to the Company or any affiliate, insubordination, substantial malfeasance or non-feasance of duty, unauthorized disclosure of confidential information, breach by a participant of any provision of any employment, nondisclosure, non-competition or similar agreement between the participant and the Company or any affiliate, and conduct substantially prejudicial to the business of the Company or an affiliate.

        Mr. Greene, Dr. Vivaldi and Dr. Harris are subject to covenants not to compete during their employment with us and for the one-year period following their termination of employment.

        Our executive officers (other than Mr. Cox) will experience an Involuntary Employment Action under the terms of the Severance Plan immediately upon consummation of the Transactions.

        The Merger Agreement also contemplates that Parent and the Company will enter into an agreement with Mr. Cox whereby (i) Mr. Cox will be deemed to have experienced an "Involuntary Employment Action" to terminate his employment under the Severance Plan effective on October 1, 2018 and receive the severance payments and benefits in accordance with the Severance Plan and (ii) Mr. Cox will agree to waive any right to terminate his employment prior to October 1, 2018 on the basis of an Involuntary Employment Action as a result of any "adverse or material alteration or diminution in authority, duties or responsibilities" or similar language under the Severance Plan, any letter agreement or similar agreement regarding severance entitlements so long as he serves in the position of Chief Executive Officer or Interim Chief Executive Officer of the Company (or the unit of Parent that is comprised of the Company's business) and reports directly to Olivier Brandicourt with duties and responsibilities customary for a privately held subsidiary of a public company, subject to the notice and cure provisions contained in the Severance Plan.

        Parent has agreed to provide tax reimbursement payments for Company employees who are subject to any excise taxes under Sections 280G and 4999 of the Code in connection with the Transactions, up to an aggregate limit of $20 million.

        The descriptions above are qualified in their entirety by reference to the Severance Plan and the Omnibus Plan, which are filed as Exhibits (e)(14) and (e)(5) hereto, respectively, and incorporated herein by reference.

        Assuming that the consummation of the Transactions was February 1, 2018, and that each executive officer incurred a severance-qualifying termination of employment immediately following the consummation of the Transactions, we estimate that the aggregate amount payable to our executive officers pursuant to the terms of the Severance Plan (excluding the value of accelerating Company Equity Awards) would equal approximately $10,633,205.

  Golden Parachute Compensation—Quantification of Potential Payments to the Company's Named Executive Officers in Connection with the Transactions

  Background

        This section sets forth the information required by Item 402(t) of Regulation S-K, which requires disclosure of information regarding the compensation for each of our "named executive officers" whose compensation was disclosed in the Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed by the Company on March 24, 2017, that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

        To the extent that any of our named executive officers' compensation arrangements are described in "—Arrangements between the Company and its Executive Officers, Directors and Affiliates—

Employment Arrangements" of this Schedule 14D-9, they are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each named executive officer's golden parachute compensation as of February 1, 2018, calculated in accordance with the SEC's rules on disclosing golden parachute compensation, assume the following:

  •
  consummation of the Transactions constitutes a change in control for purpose of the applicable compensation plan or agreement;

  •
  the change in control was consummated on February 1, 2018, the latest practicable date prior to the filing of this Schedule 14D-9;

  •
  each named executive officer experiences an "Involuntary Employment Action" immediately following the change in control; and

  •
  the value of the vesting acceleration of the named executive officers' equity awards is calculated using the cash Offer Price of $105.00 per Share.

        The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described above and elsewhere in this Schedule 14D-9. As a result, the transaction-related compensation, if any, to be received by a named executive officer may materially differ from the amounts set forth below. The amounts in the table below do not include any value received in respect of Company Equity Awards held by the named executive officer that are vested prior to the consummation of the Transactions.

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)	Total ($)
Named Executive Officers
John G. Cox	3,267,945	68,918,594	142,108	(5)	72,328,647
John T. Greene	1,432,791	17,001,379	106,081	(5)	18,540,251
Rogério Vivaldi Coelho, M.D.	1,146,233	17,001,379	115,592	(5)	18,263,204

(1)
Under relevant SEC rules, we are required to provide information in this table with respect to our "named executive officers," who are generally the Chief Executive Officer, the Chief Financial Officer and the next most highly compensated executive officer.

(2)
The amount listed in this column represents the pre-tax value of the cash severance amount payable to the named executive officers, which consists of the following components:

(a)
A cash severance payment equal to one and one-half (two for Mr. Cox) times the sum of the 2017 Base Salary, and target annual bonus as such target percentage is specified in the named executive officer's letter regarding employment, calculated using the 2017 Base Salary (except as may otherwise be agreed in writing between the executive officer and Parent to be effective following the closing date), which severance payment is payable in a lump sum following the date of termination.

(b)
A cash payment equal to the greater of the target annual bonus for the year of termination, or what the annual bonus with respect to such year would have been if the named executive officer's employment had continued through the payment date for such annual bonus, as such target percentage is specified in the named executive officer's letter regarding employment, calculated using the 2017 Base Salary (except as may otherwise be agreed in writing between the named executive officer and Parent to be effective following the closing date), in either case prorated for the number of calendar days during which the named executive officer was employed in the year of termination.

  All components of the cash amount are "double-trigger" (i.e., they are contingent upon a qualifying termination of employment that occurs within two years following the consummation of the Transactions). As a condition of receiving the severance benefits under the Severance Plan, the named executive officers must execute a release of claims.

  The estimated amount of each component of the cash payment is set forth in the table below, with the prorated 2018 bonus amount estimated based on the named executive officer's target bonus.

Name	Severance Payment ($)	Prorated 2018 Bonus ($)
Named Executive Officers
John G. Cox	3,200,000	67,945
John T. Greene	1,406,250	26,541
Rogério Vivaldi Coelho, M.D.	1,125,000	21,233
(3)
As described in more detail in "—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Treatment of Company Equity Awards" of this Schedule 14D-9, the amounts in this column represent the aggregate pre-tax amounts payable to each named executive officer pursuant to the Merger Agreement as a result of the Transactions, on a "single-trigger" basis with respect to all unvested Options and RSUs held by such named executive officer as of February 1, 2018, the latest practicable date before the filing of this Schedule 14D-9, as described in more detail in the tables above under "—Treatment of Company Equity Awards." Such unvested Company Equity Awards are valued based on the Offer Price of $105.00 per Share in respect of Shares subject to such Options and RSUs on a pre-tax basis at the Effective Time. With respect to Options, this amount represents the value of cash amounts payable in respect of such Options, calculated on a pre-tax basis by multiplying (i) the excess of the Offer Price over the respective per-Share exercise prices of the Options by (ii) the number of unvested Shares subject to such Options. With respect to RSUs, this amount represents the value of cash amounts payable in respect of such RSUs, calculated on a pre-tax basis by multiplying the Offer Price by the number of unvested Shares subject to such RSUs. As described in more detail in "—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Treatment of Company Equity Awards," the Company is permitted to grant FY18 RSUs to its named executive officers that accelerate on a "single-trigger" basis. FY18 RSUs granted to our named executive officers will fully vest as a result of the Transactions, and the value of such FY18 RSUs would be considered a parachute payment.

(4)
Under the Severance Plan, upon a qualifying termination of employment, the Company is required to (i) subject to the named executive officer making an effective COBRA election regarding group health insurance, continue to pay its share of the costs (at the active-employee rate) under our group health insurance plan for a period of up to 18 months (24 months for Mr. Cox) and (ii) pay for the reasonable cost of up to 9 months (12 months for Mr. Cox) of executive-level outplacement services. Such benefits are "double-trigger" and are subject to the same conditions as the cash severance payment described above.

(5)
Parent has agreed to provide tax reimbursement payments up to an aggregate of $20 million to our executive officers, including the named executive officers, for any excise taxes under Sections 280G and 4999 of the Code in connection with the Transactions. It is not clear whether any of our named executive officers will be subject to the excise taxes, which Parent and the Company have agreed will be determined by a third-party accounting firm that specializes in this excise tax analysis, and such analysis has not been completed.

  Employee Benefits

        Pursuant to the Merger Agreement, from and after the Effective Time, Sanofi is required to honor, and will cause the Surviving Corporation to honor, all employee plans and all employment, severance and termination plans and agreements, in each case in accordance with their terms as in effect immediately before the Effective Time and will assume any employee plans that require or contemplate assumption by their terms by an acquirer or successor. Sanofi will provide, or will cause to be provided, to each Bioverativ employee immediately before the Effective Time (including any of our executive officers) who is employed by the Surviving Corporation or any Subsidiary of the Surviving Corporation immediately following the Effective Time (which we refer to as "Continuing Employees") for a period of one year following the Effective Time, (i) base salary and base wages, short-term cash incentive compensation opportunities and severance payments and severance benefits (in the case of severance plans and benefits, in each case, in accordance with the severance plans and guidelines described in the Company's disclosure schedules to the Merger Agreement), in each case in an amount no less favorable than that in effect immediately prior to the execution of the Merger Agreement and (ii) benefits (other than equity compensation) that are substantially comparable in the aggregate to the other such benefits provided to such Continuing Employees immediately prior to the execution of the Merger Agreement.

        From and after the closing of the Merger, with respect to Continuing Employees, Sanofi will cause the service of each such Continuing Employee with Bioverativ and its subsidiaries prior to the closing date of the Merger to be recognized for purposes of eligibility to participate, levels of benefits (but not for benefit accruals or participation eligibility under any defined benefit pension plan or plan providing post-retirement medical or other similar benefits) and vesting under each compensation, vacation, fringe or other welfare benefit plan, program or arrangement of the Surviving Corporation, but not including any sabbatical or equity compensation plans, programs, agreements or arrangements (which we refer to collectively as the "Sanofi Benefit Plans") in which any Continuing Employee is or becomes eligible to participate, but solely to the extent that service was credited to such employee for such purposes under a comparable Bioverativ employee plan immediately prior to the closing date and to the extent that such credit would not result in a duplication of benefits.

        From and after the closing date of the Merger, with respect to each Sanofi Benefit Plan that is an "employee welfare benefit plan," in which any Continuing Employee is or becomes eligible to participate, Sanofi will use commercially reasonable efforts to cause each such Sanofi Benefit Plan to waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Sanofi Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Bioverativ employee plan in which such Continuing Employee was a participant immediately prior to his commencement of participation in such Sanofi Benefit Plan but only to the extent permitted under the terms and conditions of Sanofi's applicable insurance contracts in effect as of the closing date of the Merger.

        With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Sanofi will, or will cause the Surviving Corporation to and instruct its affiliates to, as applicable (and without duplication of benefits), assume the liability for such accrued but unused personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of Bioverativ, as they may be amended from time to time.

  Section 16 Matters

        Prior to the consummation of the Offer, the Company and our Board of Directors are required to take all actions to the extent necessary or as may be reasonably requested by any party to the Merger Agreement to cause the transactions with respect to outstanding Company Equity Awards and any and all other dispositions or cancellations of Company equity securities (including any deemed dispositions or cancellations and any derivative securities with respect to any equity securities of the Company), in each case, by each individual who is a Company director or officer, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Exchange Act Rule 16b-3.

  Rule 14d-10(d) Matters

        In connection with approving the Company's entry into the Merger Agreement and the Transactions, the Compensation Committee of our Board of Directors approved each agreement, arrangement or understanding that has been, or will be, entered into by the Company with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is paid to such officer, director or employee as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(1) under the Exchange Act and otherwise took all necessary and appropriate actions to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

  Potential for Future Arrangements

        To our knowledge, except for certain agreements described in this Schedule 14D-9, or in the documents incorporated by reference herein between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Sanofi, Purchaser, any of their respective affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

        Although such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that additional members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with our existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

  Director Compensation

        Annual compensation for our non-employee directors is as follows:

  •
  An annual cash retainer of $60,000, which may, at the election of the director, be paid in Shares in lieu of such cash retainer; and

  •
  For each term of service after the initial term, an annual equity retainer with a grant date value of $300,000, divided equally between Options and full value awards such as RSUs. The annual equity retainer will generally vest on the first anniversary of the date of grant (subject to continued service) and will be granted pursuant to the Directors Plan.

        In addition to the foregoing remuneration (i) our non-executive chair of the Board of Directors is entitled to receive an additional $100,000 annual retainer, $50,000 of which is payable in cash, and, in 2017, the remaining $50,000 was an initial supplemental grant of Options vesting ratably on each of the first three anniversaries of the date of grant and, for years subsequent to 2017, the remaining $50,000 will be a supplemental grant of RSUs generally vesting on the first anniversary of the date of grant (subject to continued service); (ii) the chair of each of the Audit Committee, Compensation Committee and the Corporate Governance Committee is entitled to receive an additional annual cash retainer of $25,000, $20,000 and $15,000, respectively; and (iii) directors serving on each of the Audit Committee, Compensation Committee and the Corporate Governance Committee, other than the chairs of such committees, receive an additional annual cash retainer of $10,000, $8,000 and $6,000, respectively.

        Each director received an initial election grant of Options with a grant date value of $450,000. The initial election grant will generally vest ratably on each of the first three anniversaries of the date of grant (subject to continued service) and be granted pursuant to the Directors Plan.

        On January 31, 2018, the Company granted each of our non-employee directors 5,455 RSUs, and the non-executive chair received an additional 909 RSUs as the 2018 supplemental grant. These FY18 RSUs are the annual equity retainers for the non-employee directors, which were all granted as RSUs instead of Options. The terms of these awards are otherwise substantially consistent with the terms described in the paragraphs above, provided that such equity awards are also subject to accelerated vesting as provided by the Merger Agreement, as described in more detail in "—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Treatment of Company Equity Awards" of this Schedule 14D-9.

  Indemnification of Directors and Officers; Insurance

        The Merger Agreement requires that, prior to the closing of the Merger, the Company is required to use its reasonable best efforts to purchase (in consultation with Parent) a "tail" or "runoff" officers' and directors' liability insurance policy (a "Tail Policy") in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy (the "Current Policy"). The Merger Agreement requires that the terms with respect to coverage, deductibles and amounts of the Tail Policy are no less favorable than those of such policy in effect on the date of the Merger Agreement for the six year period following the closing of the Merger and at a price not to exceed 300% of the amount per annum the Company paid in its last full fiscal year prior to the date of the Merger Agreement (the "Current Premium"). If the Company or Parent obtains a prepaid Tail Policy prior to the Effective Time in accordance with the Merger Agreement, the Surviving Corporation is required to, and Parent is required to cause the Surviving Corporation to, maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder. If the Company fails to purchase such Tail Policy prior to the closing of the Merger, then either (i) Parent may purchase such Tail Policy on behalf of the Company or the Surviving Corporation or (ii) the Surviving Corporation is required to, and Parent is required to cause the Surviving Corporation to, maintain an officers' and directors' liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Current Policy on terms with respect to coverage and amount no less favorable than those of such policy in effect as of the date of the Merger Agreement for a period of six years after the Effective Time (provided that neither Parent nor the Surviving Corporation is required to pay annual premiums in excess of 300% of the Current Premium, and if such premiums would at any time exceed 300% of the Current Premium, Parent or the Surviving Corporation are required to maintain insurance policies that, in their good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium).

        In addition, the Merger Agreement requires Parent, from and after the Effective Time, to cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company and its subsidiaries pursuant to (i) any indemnification agreement in effect between the Company or any of its subsidiaries and any individual who, at the Effective Time is, or at any time prior to such time was, a director or officer of the Company or of a subsidiary (each, an "Indemnified Party") that was made publicly available on the EDGAR website or made available to Parent prior to the execution of the

Merger Agreement, and (ii) any indemnification or exculpation provision set forth in the certificate of incorporation or bylaws of the Company, in each case as in effect on the date of the Merger Agreement. In addition, from the Effective Time through the sixth anniversary of the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation is required to contain provisions no less favorable with respect to indemnification of each Indemnified Party than are set forth in the certificate of incorporation and bylaws of the Company as in effect on the date of the Merger Agreement.

(b)
Arrangements with Purchaser and Parent and their Affiliates.

  Merger Agreement

        On January 21, 2018, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11—"The Merger Agreement; Other Agreements" and the description of the conditions of the Offer contained in Section 15—"Conditions of the Offer" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Merger Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by the Company with the SEC on January 22, 2018 to provide stockholders with information regarding its terms. The Merger Agreement and the summary of its terms contained in the Current Report on Form 8-K filed by the Company with the SEC on January 22, 2018, are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company's public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Transactions, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in the Company's other public filings.

  Confidentiality Agreement

        On December 5, 2017, the Company and Parent entered into a customary Confidentiality Agreement (which was effective as of December 4, 2017) (the "Confidentiality Agreement") in connection with a possible transaction involving Bioverativ. Under the terms of the Confidentiality Agreement, Parent and the Company agreed that, subject to certain exceptions, Parent and its representatives would keep the "Confidential Information" (as defined in the Confidentiality Agreement) strictly confidential and would not (except as required by law but only after compliance with the Confidentiality Agreement or with the Company's prior written consent) disclose any Confidential Information in any manner whatsoever, and would not use any Confidential Information other than in connection with evaluating, negotiating or implementing a possible transaction with the Company.

        The Confidentiality Agreement includes a standstill provision for the benefit of the Company that expires on December 4, 2018, but which does not restrict Parent from making a confidential proposal to the Chief Executive Officer or the Board of Directors of the Company regarding certain matters set forth in the standstill provision. The standstill provision will be of no further force and effect if (A) the Company enters into a definitive agreement with a person or "group" of persons involving the direct or indirect acquisition of all or a majority of the Company's equity securities or all or substantially all of the Company's assets, other than in connection with an internal restructuring transaction involving only the Company, one or more of its subsidiaries and/or any holding company formed for the purpose of such transaction or (B) a tender or exchange offer is commenced that, if consummated, would result in all or a majority of the Company's equity securities being owned by persons other than the Company or current holders of the Company's equity securities and the Board of Directors of the Company (or a committee thereof) fails to recommend within ten business days form the date of commencement of such offer that its stockholders reject such offer.

        This summary and description of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

  Exclusivity Agreement

        The Company and Parent entered into an exclusivity agreement on January 6, 2018 (which was dated as of January 5, 2018) (the "Exclusivity Agreement"), whereby, in connection with Parent's consideration of a possible transaction between the Company and Parent and the requirement that Parent expend a substantial amount of time and resources to evaluate such transaction, the Company and Parent agreed that, from January 5, 2018 through 11:59 p.m. EST on January 26, 2018 (or the earlier execution and delivery of a definitive written agreement providing for a transaction between Parent and the Company), the Company and its representatives would not, directly or indirectly, solicit, initiate, pursue, knowingly facilitate, knowingly encourage, engage in or otherwise enter into any discussions, negotiations, agreements or arrangements (including by providing any non-public information) with any person or entity (other than Parent or its representatives) concerning an Alternative Transaction (as defined in the Exclusivity Agreement). The obligations under the Exclusivity Agreement terminated upon the execution of the Merger Agreement.

        This summary and description of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

  Letter Agreement

        On January 21, 2018, Biogen, Parent and the Company entered into a letter agreement (the "Letter Agreement") in connection with the Merger, which, among other things, addresses aspects of that certain Tax Matters Agreement, dated as of January 31, 2017, by and between Biogen and the Company (the "Tax Matters Agreement"), which was previously filed as Exhibit 2.3 to the Company's Current Report on Form 8-K filed with the SEC on February 2, 2017. Under the Tax Matters Agreement at the time of the Spin-Off, we would potentially be required to indemnify Biogen against taxes incurred by Biogen that arise as a result of our taking or failing to take, as the case may be, certain actions that result in the distribution failing to meet the requirements of a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended (including as a result of the Merger).

        The Tax Matters Agreement required that, prior to entering into certain significant transactions, the Company obtain a tax opinion, reasonably satisfactory to Biogen, addressing whether the transaction would result in taxes being imposed on Biogen. In the Letter Agreement, Biogen acknowledged that, in connection with the execution and delivery of the Merger Agreement, Biogen received a copy of the opinion from the Company's tax advisor, Paul, Weiss, Rifkind, Wharton & Garrison LLP ("Paul, Weiss"), based on, among other items, representation letters delivered by Parent and the Company, and agreed that the opinion satisfied the applicable requirements under the Tax Matters Agreement with respect to such opinion. Under the Letter Agreement, immediately prior to the closing of the Offer, Parent and the Company have agreed to again deliver representation letters to Paul, Weiss substantially in the form of those delivered prior to the execution of the Merger Agreement. The Letter Agreement also provides that the Company will use its reasonable best efforts to cause Paul, Weiss to deliver the tax opinion required by the Letter Agreement immediately prior to the closing of the Offer. Biogen has agreed that the tax opinion delivered immediately prior to the closing of the Offer, if substantially the same in form and substance as the tax opinion delivered in connection with the execution of the Merger Agreement, will satisfy the applicable requirements under the Tax Matters Agreement with respect to the delivery of such opinion in connection with the consummation of the Offer and Merger.

        Under the Letter Agreement, from and after the closing of the Offer, the Company agreed to continue to indemnify, and Parent agreed to guarantee the Company's performance under such indemnity to, Biogen and each of its affiliates and each of their respective officers, directors and employees against certain tax-related losses resulting from the Transactions.

        The Letter Agreement may be terminated (i) by mutual written consent of the Company, Biogen and Parent or (ii) by Parent or the Company upon termination of the Merger Agreement, in each case, subject to the terms of the Letter Agreement.

        This summary and description of the Letter Agreement is only a summary and is qualified in its entirety by reference to the Letter Agreement, which is filed as Exhibit 99.1 to the Company's Schedule 14D-9C filed with the SEC on January 22, 2018 and is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

  (i)
  Recommendation of the Board of Directors

        On January 21, 2018, our Board of Directors unanimously (i) declared that the Merger Agreement, the Merger and the other Transactions, including the Offer, are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) adopted and approved the Merger Agreement, the entry by Bioverativ into the Merger Agreement, and the consummation of the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, (iii) determined to recommend that the Company's stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (iv) resolved to take all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a "moratorium," "control share acquisition," "business combination," "fair price" or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Merger, the Merger Agreement and the Transactions (including the Offer) and (v) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer. Accordingly, and for other reasons described in more detail below, our Board of Directors unanimously recommends that stockholders tender their Shares to Purchaser pursuant to the Offer. See "Item 4. The Solicitation or Recommendation—Reasons for Recommendation" of this Schedule 14D-9.

  (ii)
  Background of the Offer and Merger

        The Company became an independent, publicly traded company on February 1, 2017, when the Company separated from Biogen as a result of a pro rata dividend distribution of all the outstanding shares of common stock of the Company to Biogen stockholders, which we refer to as the "Spin-Off." Following such time, the Company has regularly evaluated different strategies for improving its competitive position and enhancing stockholder value. As part of these evaluations, the Company has, from time to time, considered various strategic alternatives in pursuing its business plan, including acquisitions, joint ventures, collaborations and other potential business opportunities.

        In May 2017, a representative of Lazard Fréres & Co. LLC ("Lazard"), contacting on behalf of Sanofi, contacted Dr. Alexander Denner, Chief Investment Officer of Sarissa Capital and a member of our Board of Directors, and stated that Sanofi would be interested in having a discussion with the Company. Following this contact, on May 12, 2017, Serge Weinberg, the Chairman of Sanofi, contacted Brian Posner, Chairman of our Board of Directors, to request an opportunity to meet to discuss Sanofi's interest in acquiring the Company. Mr. Posner stated that the Company was not for sale. Following this discussion, the Company contacted a representative of Paul, Weiss to provide legal advice in connection therewith.

        On May 15, 2017, Mr. Weinberg and Mr. Posner had a follow-up call, during the course of which a meeting was scheduled for May 19, 2017.

        A meeting was held on May 19, 2017, in Greenwich, CT, with Dr. Olivier Brandicourt, Chief Executive Officer of Sanofi, Mr. Weinberg, Dr. Denner and Mr. Posner in attendance. During the course of this meeting, Mr. Weinberg discussed Sanofi's interest in acquiring the Company. Mr. Weinberg stated that Sanofi was only interested in pursuing a friendly transaction. At the conclusion of this meeting, Mr. Posner stated that the Company was focused on executing its current business plan and growing its operations as a standalone business but that he would convey Mr. Weinberg's interest to our Board of Directors. Following the meeting, Mr. Posner updated each member of our Board of Directors regarding the substance of the May 19, 2017 meeting.

        On May 23, 2017, Mr. Posner called Mr. Weinberg, confirming that the Company was focused on executing its current business objectives and growing its operations as a standalone business and was not for sale. During that call, Mr. Weinberg acknowledged that he understood and, that from Sanofi's perspective, the matter was now closed. Following the May 23, 2017 call, Mr. Posner sent an email to each member of our Board of Directors with an update on the substance of the May 23, 2017 call, and confirming that Mr. Weinberg informed him that the matter was now closed.

        On September 12, 2017, Mr. Posner received a message from Mr. Weinberg requesting a telephonic conversation. On September 13, 2017, Mr. Posner reported the outreach from Sanofi to the directors at a regularly scheduled meeting of our Board of Directors. During the course of this meeting, our Board of Directors discussed the fact that the Company was not for sale and was focused on executing its current business plan and growing its operations as a standalone business. However, our Board of Directors authorized Mr. Posner to schedule a telephonic discussion with Mr. Weinberg and to report back to our Board of Directors.

        Following the September 13, 2017 meeting of our Board of Directors, Mr. Posner and Mr. Weinberg spoke by telephone on September 15, 2017. In the course of this discussion, Mr. Weinberg expressed Sanofi's interest in pursuing an acquisition of the Company and Mr. Posner stated that our Board of Directors remained confident in the future of the Company as a standalone business and was not interested in pursuing such a transaction at that time. Following the phone call with Mr. Weinberg, Mr. Posner provided a further update to our Board of Directors regarding the substance of the conversation.

        In late October, 2017, Dr. Denner was contacted by a representative of Lazard inquiring as to the Company's interest in engaging in discussions about a potential transaction with Sanofi. The representatives of Lazard conveyed to Dr. Denner the possibility of Sanofi submitting a private proposal letter with respect to a potential acquisition. Dr. Denner indicated that in order for our Board of Directors to consider entering into discussions with Sanofi regarding a potential transaction, Sanofi must offer a "preemptive" price; i.e., a price that is sufficiently high that it would obviate the need for a pre-signing market check. Dr. Denner reported Lazard's outreach to Mr. Posner. This outreach was then conveyed to the members of our Board of Directors.

        On November 3, 2017, Mr. Posner and Mr. Weinberg spoke by telephone. Mr. Weinberg conveyed details of Sanofi's non-binding acquisition proposal, which included a proposed price of $98.50 per Share, payable in cash. During the course of this discussion, Mr. Posner indicated that the Company was not for sale, but that he would present the Sanofi proposal to our Board of Directors.  Following this discussion, Mr. Weinberg delivered an email to Mr. Posner attaching the Sanofi proposal letter (the "November 3 Proposal"). The November 3 Proposal noted that the price represented an 84% premium to the closing price of the Shares of $53.65 on November 2, 2017, and a premium of 73% to the sixty trading day volume weighted average closing price of $56.92.

        On November 7, 2017, our Board of Directors held a special telephonic meeting with certain members of senior management and representatives from Paul, Weiss in attendance. At the meeting, our Board of Directors reviewed the non-binding November 3 Proposal submitted by Sanofi and discussed next steps with respect to its response to Sanofi. During the course of this meeting, our Board of Directors requested that the Company's management team prepare an overview of the Company's long-range plan as a standalone business. A representative of Paul, Weiss then reviewed certain legal matters for our Board of Directors' consideration in connection with its evaluation of the non-binding November 3 Proposal from Sanofi and reviewed the fiduciary obligations of our Board of Directors. In addition, our Board of Directors discussed the potential engagement of J.P. Morgan Securities LLC ("J.P. Morgan") and Guggenheim Securities, LLC ("Guggenheim Securities") as outside financial advisors to the Company, based on, among other things, J.P. Morgan's and Guggenheim Securities' respective credentials as sophisticated investment banks with substantial knowledge and experience in the biopharmaceutical industry and mergers and acquisitions generally, as well as each firm's familiarity with the Company.

        Following this meeting, our Board of Directors voted by written consent to approve the engagement of each of J.P. Morgan, Guggenheim Securities and Paul, Weiss by the Company, subject to finalization of the terms of each such engagement and management initiated negotiation of such engagement letters.

        On November 16, 2017, Mr. Weinberg contacted Mr. Posner requesting an update on when Sanofi could expect a response from the Company regarding Sanofi's non-binding November 3 Proposal. Mr. Posner responded that the Company was reviewing the November 3 Proposal with management and the Company's legal and financial advisors and that the Company would respond to Sanofi as soon as it could.

        On November 21, 2017, a meeting of our Board of Directors was convened to discuss the Company's preliminary long-range plan as a standalone business and the Company's response to Sanofi's non-binding November 3 Proposal. Representatives from J.P. Morgan, Guggenheim Securities, and Paul, Weiss were in attendance as well as members of senior management. At the meeting, certain members of senior management presented the Company's long-range plan as a standalone business, which had been developed to reflect management's views on each of the Company's products and product candidates. Our Board of Directors discussed in detail the financial model, and members of management responded to questions from our Board of Directors in relation to management's projections, including the November 20, 2017 announcement of positive results from Roche's phase III

Haven 3 study evaluating Hemlibra and its potential impact on the competitive marketplace. The members of senior management, representatives of J.P. Morgan and Guggenheim Securities and our Board of Directors also discussed the Company's performance and its portfolio and product pipeline, as well as assumptions used in preparing the management projections.

        During this meeting, representatives of J.P. Morgan and Guggenheim Securities made a joint presentation with respect to Sanofi's non-binding November 3 Proposal and discussed with our Board of Directors certain financial and market information, including a preliminary illustrative valuation analysis regarding the Company. As part of this discussion, our Board of Directors considered a list prepared by J.P. Morgan and Guggenheim Securities at the direction of our Board of Directors of other industry participants that might be interested in potentially acquiring the Company. In addition, during the course of this meeting, representatives of Paul, Weiss reviewed certain legal matters for the consideration of our Board of Directors in connection with its evaluation of the non-binding offer from Sanofi, including certain tax considerations relevant to any strategic transaction involving the Company in light of the restrictions and obligations under the Tax Matters Agreement and the requirement thereunder to deliver to Biogen a copy of an "unqualified tax opinion" reasonably satisfactory to Biogen with respect to any transaction resulting in a change of control of the Company. Our Board of Directors also discussed the benefits to the Company of avoiding a protracted sales process that could potentially distract the management team at a critical time for the Company. Our Board of Directors weighed the potential benefits and risks, including the potential risk of leaks and the impact that a leak could have on the Company as well as the risk that Sanofi might withdraw its offer if a leak were to occur, of reaching out to a broader or narrower group of other industry participants in order to gauge their interest in submitting a proposal to acquire the Company. Our Board of Directors then determined to reconvene thereafter to continue its deliberations regarding the November 3 Proposal.

        On November 25, 2017, a meeting of our Board of Directors was convened by teleconference to discuss the Company's potential response to the November 3 Proposal. Representatives of J.P. Morgan, Guggenheim Securities and Paul, Weiss were in attendance, as were certain members of senior management. During the course of this meeting, our Board of Directors determined, after careful consideration of the factors that our Board of Directors deemed relevant to its determination, including the potential risk of a leak and the impact that a leak could have on the Company as well as the risk that Sanofi might withdraw its offer if a leak were to occur, not to contact a targeted group of industry participants at that time because, among other reasons, of the tax considerations relevant to any strategic transaction involving the Company in light of the restrictions and obligations under the Tax Matters Agreement, including the requirement thereunder to deliver to Biogen a copy of an "unqualified tax opinion" with respect to any transaction resulting in a change of control of the Company, and the benefits to the Company of avoiding a protracted sales process that could potentially distract the management team at a critical time for the Company. Our Board of Directors also authorized the Company to negotiate and enter into a confidentiality agreement with Sanofi that would include customary standstill provisions with a customary "fall away" provision providing that the standstill obligations would terminate in certain circumstances, including upon the Company entering into a binding agreement related to a change of control of the Company, in order to facilitate discussions between the parties. At the conclusion of this meeting, our Board of Directors based on the foregoing directed Mr. Posner to communicate to Sanofi that the offer price of $98.50 per Share did not reflect the full value of the Company, but that the Company was willing to have members of the Company's senior management meet with Sanofi to discuss the Company's long-range plan as a standalone business and other sources of value with a view toward Sanofi submitting a revised proposal if it wished to do so.

        On November 27, 2017, Mr. Posner had a telephonic discussion with Mr. Weinberg, during which Mr. Posner communicated the message that had been authorized by our Board of Directors regarding the insufficiency of the November 3 Proposal and an offer for a management presentation. On the call,

Mr. Weinberg stated that he would need to confer with others at Sanofi prior to agreeing to a management presentation.

        On November 29, 2017, Mr. Weinberg called Mr. Posner, and accepted the Company's offer to participate in a management presentation, which was subsequently arranged to be held on December 18, 2017.

        On December 1, 2017, Paul, Weiss delivered a draft confidentiality agreement to Weil, Gotshal & Manges LLP ("Weil"), counsel to Sanofi, which contained customary standstill provisions with a customary "fall away" provision providing that the standstill obligations would terminate in certain circumstances, including upon the Company entering into a binding agreement related to a change of control of the Company. Over the next three days, Paul, Weiss and Weil negotiated the terms of such confidentiality agreement. On December 5, 2017, the Company and Sanofi entered into the Confidentiality Agreement (which was effective as of December 4, 2017 and included customary standstill provisions for a period of one year with a customary "fall away" provision providing that the standstill obligations would terminate in certain circumstances) in connection with the sharing of certain confidential information of the Company with Sanofi, a copy of which is filed as Exhibit (e)(2) hereto and incorporated herein by reference. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent and their Affiliates—Confidentiality Agreement."

        On, December 14, 2017, our Board of Directors convened a meeting with certain members of senior management by teleconference to discuss the upcoming management meeting with Sanofi to be held on December 18, 2017. This meeting was attended by J.P. Morgan, Guggenheim Securities and Paul, Weiss. Certain members of senior management provided our Board of Directors with an overview of the management presentation that would be presented on December 18, 2017. During the course of the meeting, our Board of Directors discussed the agenda for the upcoming meeting as well the management projections contained in the management presentation and the assumptions underlying such projections with members of senior management and representatives of J.P. Morgan and Guggenheim Securities.

        On December 15, 2017, a meeting of the independent directors of our Board of Directors was convened to discuss the Company's upcoming management meeting with Sanofi to be held on December 18, 2017. This meeting was attended by representatives of Paul, Weiss. During the course of this meeting, our Board of Directors discussed the Company's long-range plan as a standalone business, the assumptions underlying the management projections, the benefits of a cash payment to the Company's stockholders as compared to the risk of achieving the goals of the Company's long-range plan and the Company's strategy for engaging in discussions with Sanofi.

        On December 17, 2017, our Board of Directors convened a meeting to discuss the Company's upcoming management presentation to Sanofi. This meeting was attended by representatives of Paul, Weiss. During the course of this meeting, our Board of Directors discussed the Company's long-range plan as a standalone business, the assumptions underlying the management projections and the Company's strategy for engaging in discussions with Sanofi.

        On December 18, 2017, the management presentation meeting was held in-person at the offices of Paul, Weiss in New York City. During this meeting, Richard Brudnick, Lucia Celona, John Cox, Chief Executive Officer of the Company, Dr. Denner, Andrea DiFabio, Chief Legal Officer of the Company, Tim Harris, John Greene, Chief Financial Officer of the Company, Mr. Posner and Dr. Rogerio Vivaldi on behalf of the Company, and representatives of J.P. Morgan and Guggenheim Securities, met with senior representatives of Sanofi and representatives of Lazard and Weil to discuss management's projections and assumptions supporting management's projections, the Company's product pipeline and next generation products, various therapeutic approaches, as well as general trends in the hemophilia marketplace. At the conclusion of the meeting, Mr. Cox, Dr. Denner and Mr. Posner on behalf of the

Company, and Dr. Brandicourt and Mr. Weinberg on behalf of Sanofi, met in a private session to discuss Sanofi's non-binding November 3 Proposal. During this meeting, the Company's representatives stated that they believed the management presentation highlighted the Company's value above and beyond the value presented in the November 3 Proposal and Sanofi's representatives indicated an intent to consider what the Company had presented during the management presentation and to determine what impact, if any, such presentation would have on Sanofi's views regarding the Company's value.

        On December 18 and 19, 2017, our Board of Directors held its regularly scheduled meeting at the offices of Paul, Weiss in New York City. In addition to addressing the regular business of the Company, our Board of Directors deliberated on the discussions with Sanofi, and portions of the meetings were attended by representatives of J.P. Morgan, Guggenheim Securities and Paul, Weiss.

        On December 20, 2017, representatives from Lazard provided J.P. Morgan and Guggenheim Securities with a list of additional questions from Sanofi, as follow up to the December 18 management presentation.

        On December 21, 2017, Mr. Posner notified our Board of Directors that the Company was responding to follow up questions from Sanofi.

        On December 21, 2017, representatives from J.P. Morgan and Guggenheim Securities had discussions with representatives from Lazard regarding the work plan for responding to Sanofi's additional questions.

        On December 23, 2017, our Board of Directors convened a telephonic meeting to discuss the Company's response to Sanofi's follow up requests and questions. During the course of this meeting, our Board of Directors instructed Mr. Cox to call Dr. Brandicourt directly to discuss the most efficient process for responding to the information requests. Our Board of Directors further discussed that while the Company was willing to provide further information to Sanofi, the Company was not engaging in negotiations with Sanofi regarding a potential transaction at such time.

        Between December 24, 2017 and January 3, 2018, representatives of Sanofi and the Company and, in certain instances, their respective financial advisors held a series of telephone calls with respect to Sanofi's follow-up requests arising out of the December 18, 2017 management presentation.

        On December 27, 2017, a representative of Lazard sent an email to representatives of J.P. Morgan and Guggenheim Securities to suggest scheduling a meeting between Mr. Posner and Mr. Weinberg. On December 29, 2017, a representative of Lazard also contacted Dr. Denner by telephone to suggest scheduling a meeting between the companies, including their respective chief executive officers, on January 3, 2018.

        On December 27, 2017, our Board of Directors convened a special telephonic meeting with certain members of senior management and a representative from Paul, Weiss joining a portion of the call. Mr. Cox provided an update on the Company's responses to Sanofi's ongoing diligence. Mr. Posner provided an update on discussions with Sanofi and its representatives that he had received from the Company's financial advisors. Our Board of Directors also discussed Sanofi's request for a meeting between the parties on January 3, 2018. During the course of this meeting, our Board of Directors asked numerous questions of the Company's senior management team relating to the assumptions underlying, and potential adjustments to the management projections and the expected risks to the Company's long-range plan as a standalone business. Our Board of Directors also discussed certain tax considerations relevant to any transaction involving the Company in light of the restrictions and obligations under the Tax Matters Agreement, including the requirement to provide Biogen with a copy of an "unqualified tax opinion" reasonably satisfactory to Biogen with respect to any transaction resulting in a change of control of the Company.

        On December 29, 2017, Dr. Denner received an unsolicited call from a representative of Lazard, during which the representative from Lazard suggested that the Chief Executive Officers of each company meet in New York City on January 3, 2018.

        On December 30, 2017, our Board of Directors convened a special telephonic meeting with certain members of senior management and a representative of Paul, Weiss in attendance. During the meeting, our Board of Directors continued its discussion from its prior meeting and discussed the further request from the representative of Lazard for a meeting between the two companies. Following these discussions, our Board of Directors discussed that it would be willing to proceed with negotiations with Sanofi regarding a potential sale of the Company if Sanofi were prepared to make a sufficiently compelling offer, and authorized Mr. Cox, Dr. Denner and Mr. Posner to meet with Sanofi on January 3, 2018.

        On January 3, 2018, an in-person meeting was held in New York City at the offices of Weil, with Dr. Brandicourt and Mr. Weinberg (participating by videoconference) representing Sanofi, and Mr. Cox, Dr. Denner and Mr. Posner (participating by videoconference) representing the Company. In the course of this meeting, Sanofi verbally conveyed a revised offer price of $101.50 per Share in cash and emphasized that Sanofi believed this price represented a full valuation of the Company. Mr. Posner expressed his disappointment to Mr. Weinberg at the level of the offer. Mr. Weinberg indicated to Mr. Posner, Mr. Cox and Dr. Denner that he was disappointed in the Company's response and that he was going to find it very difficult to go back to the board of directors of Sanofi and request a higher price.

        On the evening of January 3, 2018, our Board of Directors held a special telephonic meeting, with representatives of J.P. Morgan, Guggenheim Securities and Paul, Weiss, and certain members of senior management in attendance for part of the meeting. The directors who were in attendance at the meeting with Sanofi provided an update to our Board of Directors of that meeting and discussion ensued between our Board of Directors and its outside legal and financial advisors. During the course of this meeting, the Chairman of our Board of Directors asked each member of our Board of Directors whether he or she would consider a sale of the Company at this time. Our Board of Directors also discussed the benefits to the Company of avoiding a protracted sale process that could potentially distract the management team at a critical time for the Company. Our Board of Directors also discussed the assumptions underlying, and potential adjustments to, the management projections as well as the risks associated with their achievement, including new competitive entrants, such as Hemlibra, and probabilities of pipeline successes. Representatives of J.P. Morgan and Guggenheim Securities reviewed a list of potential alternative acquirors and our Board of Directors discussed their belief that Sanofi was financially prepared given its cash on hand and its significant interest in developing the hemophilia business and its desire to expeditiously complete its diligence and execute a transaction. No decision was taken at this meeting and our Board of Directors agreed to reconvene the following day.

        On January 4, 2018, a special telephonic meeting of our Board of Directors was held with certain members of senior management and representatives of J.P. Morgan, Guggenheim Securities and Paul, Weiss also in attendance to continue the discussion from the January 3 meeting of our Board of Directors. During the course of this discussion, our Board of Directors concluded that it would be willing to proceed with negotiations for a sale of the Company at a price of $105.00 per Share in cash and that Dr. Denner was authorized to negotiate with representatives of Lazard, acting on behalf of Sanofi, to determine whether Sanofi was prepared to proceed on this basis.

        During the course of the January 4, 2018 meeting of our Board of Directors, Dr. Denner received a call from a representative of Lazard. In the course of this phone call, and consistent with instruction from our Board of Directors, Dr. Denner informed the representative of Lazard that the Company was prepared to move forward with discussions if Sanofi committed to a price of $105.00 per Share in cash. After checking with certain representatives from Sanofi, the representative from Lazard called

Dr. Denner back and conveyed that Sanofi was prepared to move forward on that basis, but that Sanofi would require the Company to agree to a period of exclusivity through January 26, 2018, during which, among other things, the Company would be prohibited from soliciting alternative proposals from other parties.

        Immediately following his discussion with the representative of Lazard, Dr. Denner rejoined the January 4, 2018 meeting of our Board of Directors. Dr. Denner provided a summary of his discussion with the representative of Lazard and reviewed the terms of Sanofi's latest offer. Our Board of Directors then discussed the terms of Sanofi's latest non-binding offer with representatives of J.P. Morgan, Guggenheim Securities and Paul, Weiss, as well as certain members of senior management. Following this discussion, a representative of Paul, Weiss reviewed certain legal considerations in connection with evaluating the latest offer from Sanofi, including its request for a period of exclusivity, during which, among other things, the Company would be prohibited from soliciting alternative proposals from other parties. At the conclusion of the meeting, after careful consideration by our Board of Directors of the factors that our Board of Directors deemed relevant to its determination, including (i) the significant premium offered by Sanofi (and the fact that Sanofi's latest offer price was conditioned upon, among other things, an exclusivity period through January 26, 2018), (ii) the level of interest and engagement demonstrated by Sanofi to date, (iii) the proposed accelerated timeline to announce the transaction, (iv) the risk that Sanofi might decide not to proceed with a transaction if the Company did not commit to move forward on the terms proposed in Sanofi's January 4, 2018 offer, (v) the risk of a leak, particularly given the upcoming J.P. Morgan Healthcare Conference, and (vi) the fact that the anticipated terms of the proposed transaction would not make it difficult for other potential interested parties to submit a superior proposal during the pendency of the transaction, our Board of Directors resolved by vote to authorize the grant of exclusivity to Sanofi until January 26, 2018 and to authorize certain members of the Company's senior management and the Company's outside legal and financial advisors to proceed with negotiations with Sanofi regarding the proposed transaction.

        Following the meeting of our Board of Directors on January 4, 2018, representatives of the Company advised representatives of Sanofi that the Company was prepared to proceed with Sanofi on the basis of Sanofi's January 4, 2018 offer to acquire the Company at a price of $105.00 per Share payable in cash.

        Later on January 4, 2018, representatives of Weil circulated to representatives of Paul, Weiss a draft exclusivity agreement to be entered into by the Company. Paul, Weiss subsequently sent Weil its proposed revisions to such exclusivity agreement.

        On January 6, 2018, the Company and Sanofi entered into the Exclusivity Agreement (which was dated as of January 5, 2018), whereby the Company granted Sanofi a period of exclusivity until January 26, 2018, a copy of which is filed as Exhibit (e)(3) hereto and incorporated herein by reference. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent and their Affiliates—Exclusivity Agreement."

        On January 8, 2018, the Company provided representatives of Sanofi with access to an electronic data room in connection with Sanofi's confirmatory due diligence review of the Company. Sanofi continued to perform due diligence through the data room and in meetings with certain Company representatives through the execution of the Merger Agreement.

        On January 11, 2018, Weil delivered an initial draft of the proposed Merger Agreement to Paul, Weiss.

        Over the next ten days, the Company, Sanofi, Paul, Weiss and Weil discussed the terms of the Transactions, including the size of the termination fee, the circumstances under which the Company could negotiate alternative proposals and accept superior offers, the steps necessary to ensure compliance with the terms of the Tax Matters Agreement, Sanofi's obligations to obtain required regulatory approvals, the representations and warranties and the interim operating restrictions.

        During the period beginning January 12, 2018 and through the execution of the Merger Agreement, the Company held a number of diligence calls with Sanofi and its representatives on a variety of confirmatory matters, including the Company's human resources, manufacturing, research and development plans, medical and regulatory matters, tax compliance, operations and supply chain, finance, compliance, intellectual property and general legal matters.

        On January 15, 2018, our Board of Directors convened a meeting with certain members of senior management. Representatives of J.P. Morgan, Guggenheim Securities and Paul, Weiss were also in attendance. A representative of Paul, Weiss provided our Board of Directors with an update on the discussions with Sanofi, including the terms of the draft merger agreement. Our Board of Directors also discussed with members of senior management and the Company's legal and financial advisors a plan for contacting Biogen, which included a discussion of the Letter Agreement that would be sought to be entered into with Biogen and Sanofi relating to certain restrictions and obligations under the Tax Matters Agreement.

        On January 16, 2018, Paul, Weiss delivered comments on the draft Merger Agreement to Weil.

        On January 16, 2018, Paul, Weiss delivered to Weil a draft Letter Agreement addressing the Company's obligations under the Tax Matters Agreement to (i) provide Biogen with a copy of an "unqualified tax opinion" reasonably satisfactory to Biogen with respect to any transaction resulting in a change of control of the Company and (ii) indemnify Biogen in the event the proposed transaction caused the Spin-Off to fail to qualify as tax-free and Sanofi's agreement to guarantee the performance of such indemnity from and after the closing of the proposed transaction. During the course of the day of January 16, 2018 and into January 17, 2018, representatives from Paul, Weiss and Weil discussed and implemented changes to the initial draft Letter Agreement.

        On January 17, 2018, Mr. Cox contacted the Chief Executive Officer of Biogen regarding the potential transaction with Sanofi in order to discuss certain restrictions and limitations set forth in the Tax Matters Agreement. On January 17, 2018, the Company provided a draft of a Letter Agreement to Biogen, reflecting comments previously discussed between representatives from Paul, Weiss and Weil. The initial draft of the proposed Letter Agreement addressed the Company's obligations under the Tax Matters Agreement to provide Biogen with a copy of an "unqualified tax opinion" reasonably satisfactory to Biogen with respect to any transaction resulting in a change of control of the Company and to indemnify Biogen in the event the transaction caused the spinoff to not qualify as tax-free and a proposed guarantee of such indemnity by Sanofi from and after the closing of the proposed transaction. More specifically, the draft provided that the Company's obligations with respect to the execution and delivery of the Merger Agreement would be waived upon the delivery of an unqualified tax opinion prior to the execution of the Merger Agreement and would be waived with regard to closing of the Offer and Merger if a substantially similar tax opinion were delivered prior to the closing of the Offer and Merger. Between January 17, 2018, and the execution of the Merger Agreement, the Company, Biogen and Sanofi and their respective legal advisors exchanged various drafts of, and engaged in multiple negotiations related to, the Letter Agreement.

        Also, on January 17, 2018, Weil delivered a revised draft of the Merger Agreement to Paul, Weiss.

        On January 19, 2018, our Board of Directors held an in-person meeting with members of senior management that was also attended by representatives of J.P. Morgan, Guggenheim Securities and Paul, Weiss to discuss the outstanding terms of the Merger Agreement, the status of discussions with Sanofi related thereto and the status of discussions with Biogen and Sanofi with respect to the Letter Agreement. Management also presented updated projections as revised from its previous presentation on November 21, 2017. Our Board of Directors reviewed the terms of the Merger Agreement and the Letter Agreement, and focused in particular on provisions related to the termination fee, requesting that the Company attempt to lower the fee previously proposed by Sanofi. During the course of this meeting, a representative of Paul, Weiss reviewed with our Board of Directors their fiduciary duties under applicable law and representatives from J.P. Morgan, Guggenheim Securities and Paul, Weiss discussed the financial and legal terms of the current draft of the Merger Agreement.

        During the period from January 19, 2018 to January 21, 2018, the parties and their respective representatives continued to negotiate the terms of the draft agreements and exchanged several drafts of the Merger Agreement. In this same period, the Company and Sanofi exchanged drafts of the Letter Agreement with Biogen.

        On January 20, 2018, the Company entered into an engagement letter with Guggenheim Securities, and on January 21, 2018, the Company entered into an engagement letter with J.P. Morgan, effective as of November 15, 2017, pursuant to which each of J.P. Morgan and Guggenheim Securities, respectively, would be formally engaged as outside financial advisor in connection with the proposed transaction. See "Item 5. Person/Assets Retained, Employed, Compensated or Used."

        On January 21, 2018, a special telephonic meeting of our Board of Directors was held, which was also attended by representatives of senior management and representatives of J.P. Morgan, Guggenheim Securities and Paul, Weiss. At this meeting, a representative from Paul, Weiss reminded our Board of Directors of their fiduciary duties under applicable law and reviewed with our Board of Directors the terms of the Merger Agreement, focusing on certain changes to the terms discussed at the meeting of our Board of Directors on January 19, 2018.

        Each of J.P. Morgan and Guggenheim Securities then reviewed with our Board of Directors their respective financial analysis of the $105.00 per Share cash consideration to be paid in the Transactions to the holders of Shares pursuant to the Merger Agreement, which was consistent with the financial analysis that each of J.P. Morgan and Guggenheim Securities, respectively, had delivered to our Board of Directors at the meeting on January 19, 2018. Each of J.P. Morgan and Guggenheim Securities then rendered an oral opinion, which was subsequently confirmed by delivery of a written opinion from each of J.P. Morgan and Guggenheim Securities, each dated January 21, 2018, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by each of J.P. Morgan and Guggenheim Securities in preparing each of their respective written opinions, as set forth in each such opinion, the Offer Price to be paid pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Shares (in their capacity as such and other than Shares owned by Parent and Merger Sub) (see "—Opinions of Financial Advisors").

        After further discussing potential reasons for and against the proposed transaction including our Board of Directors' analysis of the possible alternatives to the proposed transactions, including continuing to operate as a standalone business, and the risks associated with such possible alternatives (see below under the heading "—Reasons for Recommendation"), our Board of Directors unanimously adopted resolutions (i) declaring that the Merger Agreement, the Merger and the other Transactions, including the Offer, are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) adopting and approving the Merger Agreement, the entry by the Company into the Merger Agreement, and the consummation of the Transactions, including the Offer and the Merger, (iii) recommending that the Company's stockholders (other than Parent and its Subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (iv) resolving to take all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a "moratorium," "control share acquisition," "business combination," "fair price" or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Merger, the Merger Agreement and the Transactions (including the Offer) and (v) agreeing and authorizing that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer.

        Following the meeting of our Board of Directors on January 21, 2018, the Company, Sanofi, Paul, Weiss and Weil finalized the terms of the Merger Agreement. During the evening of January 21, 2018, the Company, Sanofi and Merger Sub executed and delivered the Merger Agreement. Simultaneously with the execution of the Merger Agreement, the Company, Sanofi and Biogen executed and delivered the Letter Agreement. Simultaneously with the execution of the Merger Agreement, Paul, Weiss delivered the tax opinion contemplated by the Tax Matters Agreement and the Letter Agreement to the Company and, a copy of such opinion was provided to each of Biogen and Sanofi.

        On the morning of January 22, 2018, prior to the opening of trading of the Shares on the NASDAQ, Sanofi and the Company issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of the Offer to acquire all of the outstanding Shares at a price of $105.00 per Share in cash. The joint press release is included as Exhibit (a)(7) hereto and is incorporated herein by reference.

        On February 7, 2018, Merger Sub commenced the Offer and the Company filed this Schedule 14D-9.

  (iii)
  Reasons for Recommendation

        Our Board of Directors consulted with senior management of the Company regarding, among other things, the Company's industry, and its business and prospects as an independent company. Our Board of Directors consulted with its financial advisors regarding the financial aspects of the Transactions, as well as the fairness, from a financial point of view, to the Company's stockholders of the consideration to be received by such stockholders pursuant to the Transactions. Our Board of Directors also consulted with its legal counsel regarding the Board of Directors' legal duties, the terms of the Merger Agreement and related issues. In the course of reaching its unanimous determination, our Board of Directors carefully considered numerous factors, including the following non-exhaustive list of material factors and benefits that weighed positively in favor of its unanimous decision, among others and not necessarily in order of relative importance:

  •
  Premium to Market Price.  Our Board of Directors considered:

  •
  the current and historical market prices of the Shares, including the market performance of the Shares relative to those of other participants in the Company's industry and general market indices, and the fact that the Offer Price represents a compelling premium to historical market prices of the Shares, including (1) a 63.8% premium to the closing price of the Shares on January 19, 2018, the last full trading day prior to the public announcement of the transaction; (2) a 79.0% premium to the 30-day volume weighted average price ("VWAP") for the Shares; (3) a 92.7% premium to the 60-day VWAP for the Shares; (4) a 83.6% premium to the closing price of the Shares on November 2, 2017, the last full trading day prior to Parent's initial offer of $98.50 per Share; and (5) a 89.6% premium to the closing price of the Shares on January 3, 2018, the last full trading day prior to the parties' agreement on the Offer Price of $105.00 per Share;

  •
  the fact that the Company negotiated an increase in the consideration payable in the Offer to $105.00 per Share from Sanofi's initial proposal of $98.50 per Share on November 3, 2017; and

  •
  the fact that since the Company's initial separation from Biogen on February 1, 2017, the per-Share trading price of the Shares has never exceeded the level of the Offer Price.

  •
  Cash Tender Offer; Certainty of Value.  Our Board of Directors considered that the Offer Price is all cash and that under the DGCL the second-step merger can be completed immediately following the consummation of the Offer, without a vote of the Company's stockholders, so that the Transactions provide certainty, immediate value and liquidity to our stockholders for their

    Shares, especially when viewed against any internal or external risks and uncertainties associated with the Company's standalone strategy.

  •
  The Company's Operating and Financial Condition; Prospects of the Company.  Our Board of Directors considered the Company's business, financial condition and results of operations and concluded that the Offer Price is more favorable to the Company's stockholders in the short term than the potential value that could be expected to be generated were the Company to remain independent and execute on its current business and financial plans. Our Board of Directors considered, among other factors, that its stockholders would continue to be subject to the risks and uncertainties of the Company if it remained independent. These execution risks and uncertainties included risks relating to revenue concentration and dependency on the Company's products, ELOCTATE and ALPROLIX; potential failure to compete effectively with other hemophilia treatments; potential difficulties and delays in clinical trials of product candidates; regulatory developments involving current and future products and product candidates; and other risks and uncertainties, including the risk factors set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and subsequent quarterly reports on Form 10-Q.

  •
  Potentially Interested Counterparties.  Our Board of Directors considered, after discussions with J.P. Morgan and Guggenheim Securities and senior management, that (i) a broader outreach to potential acquirors could delay a potential transaction and cause significant disruption at a critical stage of the Company's development, putting at risk a transaction with Sanofi at the price negotiated, (ii) other potential partners had not approached the Company to inquire about a strategic transaction with the Company and (iii) should any such potential counterparty be interested in pursuing a transaction on terms more favorable to the Company and its stockholders than those contemplated by the Merger Agreement, such counterparty would be able to pursue such an offer for the Company despite Sanofi and the Company having entered into the Merger Agreement.

  •
  Fairness Opinions.  The opinions, dated January 21, 2018, of each of J.P. Morgan and Guggenheim Securities to our Board of Directors as to the fairness, from a financial point of view and as of the date of the opinion, of the Offer Price to be paid to the Company's stockholders (in their capacity as such and other than Sanofi and Merger Sub), which opinion was based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken as more fully described under the section entitled "—Opinions of Bioverativ's Financial Advisors" below. The full text of the written opinions of J.P. Morgan and Guggenheim Securities have been included as Annex I and Annex II, respectively, to this Schedule 14D-9 and are incorporated herein by reference.

  •
  Likelihood and Speed of Consummation.  Our Board of Directors considered the likelihood of completion of the Transactions to be high, particularly in light of the terms of the Merger Agreement and the closing conditions to the Offer and the Merger, including:

  •
  the conditions to the Offer and the Merger being specific and limited;

  •
  the size and financial strength of Parent;

  •
  the likelihood of obtaining required regulatory approvals, and the commitments Sanofi agreed to in the Merger Agreement regarding regulatory approvals;

  •
  the remedy of specific performance available to the Company under the Merger Agreement in the event of breaches by Parent and Purchaser;

    •
    the fact that the Offer and the Merger are not subject to the conditionality and execution risk of any required approval by Parent's stockholders; and

    •
    the structure of the transaction as a cash tender offer for all outstanding Shares, with the expected result that a relatively short period will elapse before our stockholders receive the Offer Price, followed by the Merger under Section 251(h) of the DGCL, which would not require Company stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. Our Board of Directors considered that the potential for closing in a relatively short time frame could also reduce the amount of time during which the Company's business would be subject to the potential uncertainty of closing and related disruption.

  •
  Product Development and Regulatory Risks. Our Board of Directors considered that clinical trials can take years to complete, and the outcomes are uncertain. In addition to the risks inherent in the development and eventual commercialization of the Company's product candidates, our Board of Directors also considered the risks related to market acceptance of product candidates, if approved, and other factors affecting the revenues and profitability of biopharmaceutical product candidates generally.

  •
  Product Launch and Commercialization Risks and Costs. Our Board of Directors assessed the significant risks and considerable costs associated with a successful launch and commercialization by the Company of its product candidates that would impact the Company's prospects for substantially increasing stockholder value as a standalone company in excess of the Offer Price, given the risks and uncertainties in its business, including, among other things, the costs and risks associated with continuing the development of other pipeline drug candidates or acquisition of other commercial or pipeline assets; risks relating to competition from existing drugs and drugs under development; and risks relating to commercial drug sales.

  •
  Expansion Risk. The Company plans to expand the marketing of its two products into additional geographies. Regulators of other jurisdictions have their own procedures for approval of product candidates. Our Board of Directors considered that even if a product is approved, regulators may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval. Our Board of Directors considered the risks inherent in obtaining regulatory approvals from regulatory authorities in additional jurisdictions to be able to sell the Company's products in such jurisdictions, which can take years to complete and the receipt of which are not guaranteed; the capital required to complete the regulatory approval processes; the timing and cost of product commercialization activities, including marketing and distribution arrangements, should the regulatory approvals be received; and the potential for revenue generation and profitability of the two products if sold in additional jurisdictions.

  •
  Best Strategic Alternative for Maximizing Stockholder Value.  Our Board of Directors determined, after a thorough review of strategic alternatives and discussions with our management and its financial and legal advisors, that the Offer Price is more favorable to the Company's stockholders in the short term than the potential value that might have resulted from other strategic options available, including, but not limited to, remaining a standalone public company.

  •
  Negotiation Process.  Our Board of Directors considered the enhancements that the Company and its advisors were able to obtain as a result of robust arm's-length negotiations with Parent, including the increase in the Offer Price proposed by Parent from the time of its initial indication of interest to the end of the negotiations, and the inclusion of provisions in the Merger Agreement that increase the likelihood of completing the Offer and consummating the Merger.

  •
  No Financing Condition.  The Board considered the fact that Parent and Purchaser would have sufficient cash resources to pay the amounts required to be paid under the Merger Agreement without obtaining third-party financing and that the Transaction is not subject to a financing condition.

  •
  Industry and Economy.  Our Board of Directors considered the current state of the economy and assessed the stage of the pharmaceutical industry cycle, financing markets, uncertainty in drug pricing and uncertainty surrounding forecasted economic conditions both in the near term and the long term, generally and within the Company's industry in particular, in addition to other geopolitical risk considerations.

  •
  Certain Management Projections.  Our Board of Directors considered certain forecasts for the Company prepared by senior management of the Company, which reflected certain assumptions of the Company's senior management, including product revenue growth and future economic, competitive and regulatory conditions. For further discussion, see "—Certain Unaudited Prospective Financial Information."

  •
  Opportunity to Receive Unsolicited Proposals, Change Recommendation or Terminate the Transactions in Order to Accept a Superior Proposal.  Our Board of Directors considered the terms of the Merger Agreement permitting the Company to receive unsolicited proposals, and the other terms and conditions of the Merger Agreement, including:

  •
  that the Company may, subject to certain conditions, furnish, pursuant to entry into an acceptable confidentiality agreement, confidential information with respect to the Company and its subsidiaries and access thereto to third parties making such an unsolicited proposal and participate or engage in negotiations or discussions with such third parties regarding unsolicited proposals that are made prior to the time that the Offer is consummated;

  •
  the provisions of the Merger Agreement allowing our Board of Directors in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to payment of a termination fee of $326 million, which amount the directors believed to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to other acquisition proposals. Our Board of Directors also recognized that the provisions in the Merger Agreement relating to this fee were insisted on by Sanofi as a condition to entering into the Merger Agreement; and

  •
  its ability under the Merger Agreement to withdraw or modify its recommendation that the Company's stockholders tender their Shares to Purchaser pursuant to the Offer in certain circumstances, including in connection with a superior proposal or an event, occurrence or fact occurring or arising after the date of the Merger Agreement that was not known to our Board of Directors as of the date of the Merger Agreement.

  •
  Other Terms of the Merger Agreement.  Our Board of Directors considered other terms of the Merger Agreement, as more fully described in Section 11—"The Merger Agreement; Other Agreements" of the Offer to Purchase. Certain provisions of the Merger Agreement that the Board of Directors considered important included:

  •
  Termination Date.  The termination date under the Merger Agreement on which either Parent or the Company, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to obtain required regulatory approvals and to consummate the Offer and the Merger while minimizing the length of time during which the Company would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement.

    •
    Cooperation.  The Merger Agreement requires Parent and Purchaser to use their reasonable best efforts to consummate the Offer and the Merger.

    •
    Extension of the Offer.  Merger Sub's obligation to accept and pay for all Shares that have been validly tendered into the Offer and not validly withdrawn is subject to the satisfaction or waiver of a number of conditions. However, Sanofi and Merger Sub are required to extend the Offer beyond the initial Expiration Time if, at any otherwise scheduled Expiration Time (as such terms are defined in "Section 11—"Purpose of the Offer and Plans for Bioverativ; Summary of the Merger Agreement and Certain Other Agreements" in the Offer to Purchase), any condition has not been satisfied or waived, for up to 10 business days per extension (but not beyond the earlier to occur of (i) the valid termination of the Merger Agreement and (ii) the End Date (as such term is defined in "Section 11—"Purpose of the Offer and Plans for Bioverativ; Summary of the Merger Agreement and Certain Other Agreements" in the Offer to Purchase)).

    •
    Company Material Adverse Effect.  Our Board of Directors considered the provisions in the Merger Agreement that, among other things, specify that, subject to the terms of the Merger Agreement, any state of facts, circumstance, condition, event, change, development, occurrence, result or effect resulting from (i) the public announcement or pendency of the Transactions, including, in each case, the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, investors, licensors, licensees, venture partners or employees, (ii) changes in conditions generally affecting the industry in which the Company and the Company Subsidiaries operate (unless such changes have a disproportionate adverse impact on the Company and its subsidiaries as compared to any other participants in the industries in which the Company and its subsidiaries operate), (iii) the failure by the Company or any of the Company Subsidiaries to meet any internal or external projections or forecasts or any decline in the price of Shares, are excluded from the determination of whether a Company Material Adverse Effect (as defined and more fully described "Section 11—"Purpose of the Offer and Plans for Bioverativ; Summary of the Merger Agreement and Certain Other Agreements" in the Offer to Purchase) has occurred that would permit Sanofi to elect not to consummate the Offer.

  •
  Appraisal Rights.  Our Board of Directors considered the availability of statutory appraisal rights to the Company's stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures for demanding appraisal under the DGCL.

        Our Board of Directors also considered a variety of risks and other potentially adverse factors in determining whether to approve the Merger Agreement and the Transactions and recommend that stockholders tender their Shares pursuant to the Offer, including the following, which are not necessarily listed in order of relative importance:

  •
  the fact that the Company would no longer exist as an independent, publicly traded company, and the Company's stockholders would no longer have the opportunity to participate in any potential future earnings or growth of the Company or benefit from the successful execution of the Company's current strategy as a public company;

  •
  the fact that the Merger Agreement precludes the Company from actively soliciting alternative transaction proposals and restricts the Company's ability to engage in discussions regarding unsolicited alternative transaction proposals unless, subject to certain terms and conditions in the Merger Agreement, the Board of Directors determines, in good faith, a proposal constitutes or would be reasonably likely to constitute a superior proposal to the Transactions;

  •
  the possibility that under certain circumstances, the Company may be required to pay Parent a termination fee of $326 million, including if the Company terminates the Merger Agreement to accept a superior proposal or the Board of Directors changes its recommendation;

  •
  the potential risk of diverting management attention and resources from the operation of the Company's business and towards completion of the Offer and the Merger;

  •
  the risk of incurring substantial expenses related to the Offer and the Merger;

  •
  the risk that all conditions to the parties' obligations to complete the Offer and the Merger are not satisfied, and as a result, the Merger is not completed;

  •
  the risks and costs to the Company if the Transactions do not close, including uncertainty about the effect of the proposed Offer and Merger on the Company's employees, customers and key relationships, which may impair the Company's ability to attract, retain and motivate key personnel, and could cause customers, suppliers and others to seek to change existing business relationships with the Company;

  •
  the possibility that another party might have been willing to pay a higher purchase price for the Company than the Offer Price;

  •
  the possibility that, although the Offer and the Merger provide the Company's stockholders the opportunity to realize a premium to the price at which the Shares traded prior to the public announcement of the proposed transaction, the price of the Shares might have increased in the future to a price greater than the Offer Price;

  •
  the potential conflict of interest created by the fact that the Company's executive officers and directors have financial interests in the Offer and the Merger that may be different from, or in addition to, those of other stockholders, as more fully described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates."

  •
  the fact that the gain realized by the Company's stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

  •
  the restrictions in the Merger Agreement on the conduct of the Company's business prior to the consummation of the Merger, which may delay or prevent the Company from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger;

  •
  the potential effect of the public announcement of the Merger Agreement, including effects on the Company's revenues, customers, operating results and share price and the Company's ability to attract and retain key management and personnel; and

  •
  the risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger.

        Our Board of Directors concluded that the risks, uncertainties, restrictions and potentially negative reasons associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger. Our Board of Directors collectively reached the unanimous conclusion to approve the Merger Agreement and the Transactions in light of these various factors.

        The foregoing discussion of our Board of Directors' reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our Board of Directors in connection with its recommendation. In view of the wide variety of reasons considered by our Board of Directors in connection with the evaluation of the Offer and the complexity of these matters, our Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, our directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our Board of Directors may have been influenced to a greater or lesser degree by different reasons.

        The foregoing description of the consideration by our Board of Directors of the reasons supporting the Merger Agreement, the Offer, the Merger and the other Transactions contemplated by the Merger Agreement and its recommendation that stockholders tender their Shares pursuant to the Offer is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled "Cautionary Note Regarding Forward-Looking Statements."

  (iv)
  Certain Unaudited Prospective Financial Information

        The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results (with the exception of limited near-term guidance with respect to total revenue growth, operating margin and tax rate) due to the inherent unpredictability of projections and their underlying assumptions and estimates. However, in connection with the Transactions, senior management prepared certain internal financial analyses and forecasts relating to the long-term plan as a standalone company (the "Management Projections"). The Management Projections were provided to J.P. Morgan and Guggenheim Securities solely in connection with the rendering of their fairness opinions to our Board of Directors and performing their related financial analysis, as described above under the heading "—Opinions of Financial Advisors."

        The Management Projections are probability-adjusted and took into account certain financial, operating and commercial assumptions developed solely using the information available to our management at the time the Management Projections were created. Senior management assumed probabilities of success of products currently under development, considering certain assumptions that senior management believed to be common in the industry for assessing risks associated with development and commercialization.

        A summary of the Management Projections is set forth below:

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
	($mm)
Revenue	1,417	1,842	1,872	1,947	2,049	2,184	2,429	2,693	2,983	3,310	3,557	3,633	3,545	3,380	3,256	3,196	3,175	3,180
Operating income	586	836	902	971	1,027	1,039	1,061	1,125	1,119	1,120	1,388	1,445	1,463	1,476	1,488	1,540	1,552	1,569
Adjusted EBITDA(1)	$648	$997	$984	$1,075	$1,106	$1,110	$1,140	$1,193	$1,188	$1,191	$1,463	$1,522	$1,539	$1,551	$1,562	$1,614	$1,624	$1,640
Adjusted EPS(2)	$4.61	$7.04	$6.93	$7.56	$7.75	$7.76	$7.93	$8.28	$8.22	$8.23	$10.09	$10.50	$10.66	$10.79	$10.91	$11.29	$11.38	$11.50

(1)
Adjusted EBITDA consists of earnings before interest income/expense, taxes, and depreciation and amortization, excluding the effect of stock-based compensation expense and certain non-recurring expenses primarily related to business combinations and one-time separation costs. Adjusted EBITDA is a non-GAAP financial measure and is not intended to represent, or to be used, as a substitute for operating income and net income as a measure of operating performance or for cash flows from operations as a measure of liquidity.

(2)
Adjusted EPS, a non-GAAP measure, consists of net income, excluding the effect of stock-based compensation expense and certain non-recurring expenses primarily related to business combinations and one-time separation costs, divided by fully diluted shares outstanding.

        At the direction of senior management, J.P. Morgan and Guggenheim Securities calculated from the Management Projections unlevered free cash flows as set forth below for use in their Whole Discounted Cash Flow Analysis and Going-Concern Discounted Cash Flow Analysis, respectively.

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
	($mm)
Unlevered Free Cash Flow(1)	397	368	641	785	764	841	776	824	805	799

(1)
Unlevered Free Cash Flow consists of unlevered earnings after tax (including stock-based compensation expenses), adjusted for depreciation and amortization, capital expenditures, and changes in net working capital. Unlevered Free Cash Flow is a non-GAAP financial measure and is not intended to represent, or to be used, as a substitute for operating income and net income as a measure of operating performance or for cash flows from operations as a measure of liquidity.

        In addition, at the direction of senior management, J.P. Morgan and Guggenheim Securities calculated from the Management Projections (excluding certain unidentified expenses, including selling, general and administrative and research and development expenses) unlevered free cash flows as set forth below for use in their respective Sum-of-the-Parts Discounted Cash Flow Analyses.

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
	($mm)
Unlevered Free Cash Flow(1)	$369	$368	$656	$813	$815	$953	$1,008	$1,144	$1,256	$1,408	$1,434	$1,601	$1,673	$1,664	$1,621	$1,559	$1,556	$1,557

(1)
Unlevered Free Cash Flow consists of unlevered earnings after tax (including stock-based compensation expenses), adjusted for depreciation and amortization, capital expenditures, and changes in net working capital. Unlevered Free Cash Flow is a non-GAAP financial measure and is not intended to represent, or to be used, as a substitute for operating income and net income as a measure of operating performance or for cash flows from operations as a measure of liquidity.

  Important information additional regarding the Management Projections

        The summary of the Management Projections is included in this Schedule 14D-9 solely to give the Company's stockholders access to certain financial projections that were made available to our Board of Directors, and J.P. Morgan and Guggenheim Securities in connection with the rendering of their fairness opinions, and is not being included in this Schedule 14D-9 to influence a Company stockholder's decision whether to tender Shares in the Offer or for any other purpose. The Management Projections may differ from published analyst estimates and forecasts. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or considers the Management Projections to be necessarily predictive of actual future events, and the Management Projections should not be relied upon as such. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company's stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the Management Projections or can give any assurance that actual results will not differ from the Management Projections. The Company has made no representation to Sanofi or Merger Sub in the Merger Agreement or otherwise concerning the Management Projections. The projected financial data provided in the tables set forth above has not been updated to reflect senior management's current views of the Company or the Company's future financial performance and should not be treated as guidance with respect to projected results for 2018 or any other period. The Company does not intend to make publicly available any update or other revision to the Management Projections, except as otherwise required by law.

        The Management Projections were prepared by senior management for internal use, and were not prepared with a view toward public disclosure. Accordingly, they do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified

Public Accountants for the preparation and presentation of financial forecasts, or generally accepted accounting principles ("GAAP"). Neither the Company's independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Management Projections or expressed any opinion or any form of assurance related thereto. In addition, certain of the projected financial information set forth above, such as Adjusted EBITDA and Unlevered Free Cash Flow, are non-GAAP financial measures. Non-GAAP financial measures should not be considered as an alternative to operating income or net income as measures of operating performance, or as an alternative to cash flows as a measure of liquidity. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. No reconciliation of non-GAAP measures in the Management Projections to GAAP measures was created or used in connection with the Transactions.

        Modeling and forecasting the future commercialization of products in research, pre-clinical and clinical stages are a highly speculative endeavor. The Management Projections, while presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain and necessarily involve judgments with respect to, among other things, product revenue growth, product launch, commercialization and development, estimated costs and expenses, pricing, competition, market share, regulatory approvals, and future economic, competitive and regulatory conditions, all of which are difficult or impossible to predict and many of which are beyond the Company's control. The Management Projections were developed under the assumption of continued standalone operation and did not give effect to any changes or expenses as a result of the Transactions or any effects of the Transactions. The Management Projections reflect assumptions as to certain business decisions that are subject to change. In addition, given that the Management Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year.

        Important factors that may affect actual results and result in the Management Projections not being achieved include pricing and reimbursement environment for the Company's products therapeutics; new competitors and technologies not currently foreseen; risks associated with product development; risks associated with clinical trials; risks relating to actions of regulatory authorities; risks related to reliance on third parties for manufacturing, supply and distribution of the Company's products and product candidates; the outcome of any significant legal proceedings; risks associated with doing business in international and emerging markets; risks associated with current and potential future healthcare reforms; failure to identify and execute on business development and research and development opportunities; the Company's dependence on relationships with collaborators and other third parties for revenue and other aspects of its business; failure to comply with legal and regulatory requirements affecting the Company's business; and other risk factors described in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, quarterly reports on Form 10-Q, current reports on Form 8-K and subsequent reports. In addition, the Management Projections may be affected by the Company's ability to achieve strategic goals, objectives and targets over the applicable period. The Management Projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company's business, competitive environment, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when the Management Projections were prepared. The Management Projections do not take into account any circumstances, transactions or events occurring after the dates on which the Management Projections were prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the Management Projections. There can be no assurance that the financial results in the Management Projections will be realized, or that future actual financial results will not materially vary from those in the Management Projections. The Management Projections are forward-looking statements, and are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, quarterly reports on Form 10-Q, current reports on Form 8-K and subsequent reports. Please refer to the discussion entitled "Forward-Looking Statements" under "Item 8. Additional Information." In light of the foregoing factors and the uncertainties inherent in the Management Projections, the Company's stockholders and investors are cautioned not to place undue, if any, reliance on the Management Projections.

  (v)
  Opinions of Financial Advisors

  Opinion of J.P. Morgan Securities LLC

        Pursuant to an engagement letter dated January 21, 2018, the Company retained J.P. Morgan as its financial advisor in connection with the proposed Offer and Merger.

        At the meeting of the Board of Directors on January 21, 2018, J.P. Morgan rendered its oral opinion to the Board of Directors that, as of such date and based upon and subject to the factors and assumptions set forth in its written opinion, the Offer Price to be paid to the Company's stockholders (in their capacity as such) in the proposed Offer and Merger was fair, from a financial point of view, to such stockholders. J.P. Morgan has confirmed its January 21, 2018 oral opinion by delivering its written opinion to the Board of Directors, dated January 21, 2018, that, as of such date, the Offer Price to be paid to the Company's stockholders (in their capacity as such) in the proposed Offer and Merger was fair, from a financial point of view, to such stockholders. The full text of the written opinion of J.P. Morgan dated January 21, 2018, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The Company's stockholders are urged to read the opinion in its entirety. J.P. Morgan's written opinion was addressed to the Board of Directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Offer and Merger and was directed only to the Offer Price to be paid in the Offer and Merger and did not address any other aspect of the Offer and Merger. J.P. Morgan expressed no opinion as to the fairness of the Offer Price to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by Company to engage in the proposed Offer and Merger. The issuance of J.P. Morgan's opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Shares pursuant to the Offer or as to how such stockholder should act with respect to the Transactions or any other matter.

        In arriving at its opinion, J.P. Morgan, among other things:

  •
  reviewed the Merger Agreement;

  •
  reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

  •
  compared the proposed financial terms of the Offer and Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

  •
  compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

  •
  reviewed the Management Projections prepared by the management of the Company relating to its business and which are summarized above under "—Certain Unaudited Prospective Financial Information"; and

  •
  performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

        In addition, J.P. Morgan held discussions with certain members of the management of the Company with respect to certain aspects of the Offer and Merger, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

        In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or Sanofi under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Offer and Merger and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement and this Schedule 14D-9. J.P. Morgan also assumed that the representations and warranties made by the Company and Sanofi and Merger Sub in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions (including the Offer and Merger) will be obtained without any adverse effect on the Company or on the contemplated benefits of the Offer and Merger.

        J.P. Morgan's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan's opinion noted that subsequent developments may affect J.P. Morgan's opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan's opinion is limited to the fairness, from a financial point of view, of the Offer Price to be paid to the Company's stockholders (in their capacity as such) in the proposed Offer and Merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to the holders of any other class of securities, creditors or other constituencies of the Company or the underlying decision by the Company to engage in the Offer and Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Offer and Merger, or any class of such persons relative to the Offer Price to be paid to the Company's stockholders in the proposed Offer and Merger or with respect to the fairness of any such compensation.

        The terms of the Merger Agreement, including the Offer Price, were determined through arm's length negotiations between the Company and Sanofi, and the decision to enter into the Merger Agreement was solely that of the Board of Directors. J.P. Morgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. J.P. Morgan's opinion and financial analyses were only one of the many factors considered by the Board of Directors in its evaluation of the proposed Offer and Merger and should not be viewed as determinative of the views of the Board of Directors or management with respect to the proposed Offer and Merger or the Offer Price to be received by the Company's stockholders in connection therewith.

        In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the Board of Directors on January 21, 2018 and contained in the presentation delivered to the Board of Directors on such date in connection with the rendering of such opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan's analyses.

  Summary of Financial Analyses

        Public Trading Multiples.    Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to the Company or aspects thereof. However, none of the selected companies reviewed is identical to the Company, and certain of these companies may have characteristics that are materially different from those of the Company. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operations characteristics of the companies involved and other factors that could affect the companies differently than they would affect the Company. The companies selected by J.P. Morgan were as follows:

  •
  Shire plc

  •
  Vertex Pharmaceuticals Inc.

  •
  Alexion Pharmaceuticals Inc.

  •
  Incyte Corporation

  •
  BioMarin Pharmaceutical Inc.

  •
  UCB S.A.

  •
  Jazz Pharmaceuticals plc

  •
  United Therapeutics Corporation

  •
  Swedish Orphan Biovitrum AB

        With respect to the selected companies, the information J.P. Morgan presented included the multiple of enterprise value, referred to in this section as "EV" (calculated as net equity value plus (i) the principal or face amount of total debt and non-convertible preferred stock plus (ii) the book value of any non-controlling/minority interests plus (iii) the book value of any contingent consideration less (iv) cash, cash equivalents, and short- and long-term marketable investments, and (v) the book value of any non-consolidated investments), to estimated 2018 Adjusted EBITDA (calculated as net income plus net interest income (expense), provision for income taxes, depreciation, amortization plus stock-based compensation), referred to in this section as "Adjusted EBITDA," and the multiple of price to estimated 2018 earnings per share, referred to in this section as "EPS," as of January 19, 2018. Estimated financial data for the selected companies, including the estimated EV and EPS of the companies, was based on the selected companies' filings with the SEC and publicly available analyst consensus estimates for the calendar year ended 2018 that J.P. Morgan obtained from FactSet Research Systems as of January 19, 2018. Results of these analyses were presented for the selected companies, as indicated in the following table:

Selected Company	EV/Adjusted EBITDA 2018E Multiple		Price/EPS 2018E Multiple
Shire plc	9.1x		8.4x
Vertex Pharmaceuticals Inc.	NM	*	NM	*
Alexion Pharmaceuticals Inc.	14.3x		17.4x
Incyte Corporation	NM	*	NM	*
BioMarin Pharmaceutical Inc.	NM	*	NM	*
UCB S.A.	10.9x		15.2x
Jazz Pharmaceuticals plc	10.1x		11.5x
United Therapeutics Corporation	6.7x		11.9x
Swedish Orphan Biovitrum AB	10.5x		16.7x

*
EV/Adjusted EBITDA multiples above 25.0x and price/EPS multiples above 35.0x listed as not meaningful ("NM").

        Based on the above analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan then selected an EV/Adjusted EBITDA 2018E reference range for the Company of 10.0x to 14.0x and a price/EPS 2018E reference range for the Company of 11.5x to 17.0x. These EV/Adjusted EBITDA 2018E multiples were then applied to the Company's estimated Adjusted EBITDA for the calendar year ended 2018, as set forth in the Management Projections (see "—Certain Unaudited Prospective Financial Information"), yielding implied trading values for the Shares of approximately $59.00 to $82.25 (rounded to the nearest $0.25) per Share, and these price/EPS 2018E multiples were then applied to the Company's estimated EPS for the calendar year ended 2018, as set forth in the Management Projections (see "—Certain Unaudited Prospective Financial Information"), yielding implied trading values for the Shares of approximately $53.00 to $78.50 (rounded to the nearest $0.25) per Share, which J.P. Morgan compared to the value of the Offer Price of $105.00 per Share.

        Selected Transaction Analysis.    Using publicly available information, J.P. Morgan examined selected transactions with respect to businesses which J.P. Morgan judged to be analogous to the Company's business or aspects thereof. Using publicly available information, J.P. Morgan calculated, for each selected transaction, the multiple of the target company's (i) EV implied in the relevant transaction (calculated on the basis of the upfront consideration payable in the selected transaction and excluding any potential earn-outs) to the target company's estimated Adjusted EBITDA at the time of such relevant transaction and (ii) the price in the relevant transaction to the target company's EPS for the next twelve-month period for 2018, referred to in this section as "NTM." Estimated financial data for the selected transactions, including the EV and EPS of the companies involved in the analysis, was based on the selected companies' filings with the SEC and publicly available equity research estimates. Results of this analysis were presented for the selected transactions, as indicated in the following table:

Announcement Date	Target	Acquiror	EV ($bn)		EV/NTM Adjusted EBITDA Multiple		Price/NTM EPS Multiple
01/26/17	Actelion Ltd.	Johnson & Johnson	$29.6		NM	*	NM	*
01/11/16	Baxalta Incorporated	Shire plc	36.8		16.4x		21.5x
03/16/15	Salix Pharmaceuticals, Inc.	Valeant International Inc.	15.8		NM	*	NM	*
11/17/14	Allergan, Inc.**	Actavis plc	66.0		18.2x		26.3x
07/18/14	Shire plc**	AbbVie Inc.	57.2		20.7x		26.6x
04/07/14	Questcor Pharmaceuticals, Inc.**	Mallinckrodt plc	5.5		8.7x		12.2x
02/16/11	Genzyme Corporation	Sanofi	22.7	***	13.2x		19.0x
06/07/10	Talecris Biotherapeutics Holdings Corp.	Grifols, S.A.	4.0		10.3x		16.3x
05/16/10	OSI Pharmaceuticals, Inc.	Astellas Pharma Inc.	3.6		15.7x		18.0x

*
EV/Adjusted EBITDA multiples above 25.0x and price/EPS multiples above 35.0x listed as "NM".

**
Selected transaction includes redomicile/tax synergy component.

***
Selected transaction includes $5.58 per share intrinsic value of contingent value right per proxy filed on 03/07/11.

        Based on the above analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan then selected an EV/NTM Adjusted EBITDA multiple reference range for the Company of 13.0x to 18.0x. These multiples were then applied to the Company's estimated Adjusted EBITDA for calendar year 2018, as set forth in the Management Projections (see "—Certain Unaudited Prospective Financial Information"), yielding implied trading values for the Shares of approximately $76.50 to $105.50 (rounded to the nearest $0.25) per Share, which J.P. Morgan compared to the value of the Offer Price of $105.00 per Share. J.P. Morgan also selected a price/NTM EPS multiple reference range for the Company of 18.0x to 23.0x. These multiples were then applied to the Company's estimated EPS for calendar year 2018, as set forth in the Management Projections (see "—Certain Unaudited Prospective Financial Information"), yielding implied trading values for the Shares of approximately $83.00 to $106.25 (rounded to the nearest $0.25) per Share, which J.P. Morgan compared to the value of the Offer Price of $105.00 per Share.

        Sum-of-the-Parts Discounted Cash Flow Analysis.    J.P. Morgan conducted a sum-of-the-parts discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per Share. In arriving at the implied fully diluted equity value per Share, J.P. Morgan calculated a range of terminal asset values for the Company by applying a terminal asset value growth rate of (10.0%) to the unlevered free cash flows for certain revenue producing parts of the Company (excluding certain unidentified expenses, including selling, general and administrative and research and development expenses), which growth rate was chosen based upon the Company management's expected future growth rates for revenue and free cash flows from calendar year 2018 to calendar year 2035. The unlevered free cash flows and the range of terminal asset values were then discounted by J.P. Morgan using discount rates ranging from 8.25% to 10.25%, which range of discount rates (the "J.P. Morgan Discount Rates") were derived utilizing the capital asset pricing model to derive the cost of equity, and based upon an analysis of the Company's weighted average cost of capital and inputs that J.P. Morgan determined were relevant based on publicly available data, taking into account macro-economic assumptions, estimates of risk, the Company's capital structure and other appropriate factors. This analysis indicated a range of estimated present values per Share of $90.50 to $109.50 (rounded to the nearest $0.25), which J.P. Morgan compared to the value of the Offer Price of $105.00 per Share.

        WholeCo Discounted Cash Flow Analysis.    J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate from calendar year 2018 through calendar year 2027 based on the Management Projections. J.P. Morgan also calculated a range of terminal asset values for the Company at the end of this period by applying terminal asset value growth rates ranging from 1.50% to 3.00% to the unlevered free cash flows for the Company during the final year of the ten-year period, which range of growth rates was chosen based upon the Company management's expected future growth rates for revenue and free cash flows. The unlevered free cash flows and the range of terminal asset values were then discounted by J.P. Morgan to present value as of December 31, 2017 using the J.P. Morgan Discount Rates. This analysis indicated a range of estimated present values per Share of $77.75 to $117.25 (rounded to the nearest $0.25), which J.P. Morgan compared to the value of the Offer Price of $105.00 per Share.

  Other Information

        J.P. Morgan observed certain additional information that did not provide the basis for the rendering of J.P. Morgan's opinion, but was used for informational purposes, including the following:

        Transaction Premia.    For reference purposes only and not as a component of its fairness analysis, J.P. Morgan applied the closing price per Share of $64.11 on January 19, 2018 (the last trading day prior to the execution of the Merger Agreement) to transaction premia ranging from 50.00% to 60.00%, which resulted in a range of estimated values per Share of $96.25 to $102.50, which J.P. Morgan compared to the value of the Offer Price of $105.00 per Share.

        Historical Trading Range for the Company.    For reference purposes only and not as a component of its fairness analysis, J.P. Morgan reviewed the historical trading prices of the Shares since the completion of the Spin-Off, noting that the low and high intraday prices during such period ranged from $41.88 to $65.09 per Share, as compared to the value of the Offer Price of $105.00 per Share.

        Analyst Price Targets for the Company.    For reference purposes only and not as a component of its fairness analysis, J.P. Morgan reviewed certain publicly available equity research analyst share price targets for the Shares obtained from FactSet Research Systems as of January 19, 2018, noting that the low and high share price targets ranged from $43.00 to $100.00 per Share, as compared to the value of the Offer Price of $105.00 per Share.

  Miscellaneous

        The foregoing summary of material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Except as described in the summary above and except that management of the Company directed J.P. Morgan to use the Management Projections for the discounted cash flow analyses, for all purposes of its financial analysis, the Company directed J.P. Morgan to use the Management Projections that the Company provided to J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

        Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Offer and Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan's analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan's analysis, may be considered similar to the Offer and Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the Offer and Merger.

        As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the Offer and Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.

        J.P. Morgan received a fee from the Company of $3 million, which was payable upon the delivery by J.P. Morgan of its opinion, which will be credited against the total fee payable to J.P. Morgan upon the consummation of the Offer and Merger equal to 0.275% of the total consideration payable in the Offer and Merger. In addition, the Company has agreed to reimburse J.P. Morgan for its costs and expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan's engagement.

        During the two years preceding the date of J.P. Morgan's opinion, neither J.P. Morgan nor its affiliates had any material financial advisory or other material commercial or investment banking relationships with the Company. In addition, during the two years preceding the date of its opinion, neither J.P. Morgan nor its affiliates had any material financial advisory or other material commercial or investment banking relationships with Sanofi. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and Sanofi. In the ordinary course of our businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or Sanofi for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

  Opinion of Guggenheim Securities, LLC

        The Board of Directors retained Guggenheim Securities as its financial advisor in connection with the potential sale of the Company. In selecting Guggenheim Securities as its financial advisor, the Board of Directors considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the pharmaceutical sector. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

        At the January 21, 2018 meeting of the Board of Directors, Guggenheim Securities rendered an oral opinion, which was confirmed by delivery of a written opinion, to the Board of Directors to the effect that, as of January 21, 2018 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Offer Price in connection with the Offer and Merger was fair, from a financial point of view, to the Company's stockholders (in their capacity as such and other than Sanofi and Merger Sub).

        This description of Guggenheim Securities' opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex II to this Schedule 14D-9 and which you should read carefully and in its entirety. Guggenheim Securities' written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities' written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

        In reading the discussion of Guggenheim Securities' opinion set forth below, you should be aware that such opinion (and, as applicable, any materials provided in connection therewith):

  •
  was provided to Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Price to be received in connection with the Offer and Merger;

  •
  did not constitute a recommendation to Board of Directors with respect to the Offer and Merger;

  •
  does not constitute advice or a recommendation to any of the Company's stockholders as to whether to tender their Shares pursuant to the Offer or how to act in connection with the Merger or otherwise;

  •
  did not address the Company's underlying business or financial decision to pursue the Offer and Merger, the relative merits of the Offer and Merger as compared to any alternative business or financial strategies that might exist for the Company or the effects of any other transaction in which Company might engage;

  •
  addressed only the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price to be paid to the Company's stockholders (in their capacity as such and other than Sanofi and Merger Sub) to the extent expressly specified in such opinion;

  •
  expressed no view or opinion as to (i) any other term, aspect or implication of (a) the Offer and Merger (including, without limitation, the form or structure of the transaction) or the Merger Agreement or (b) any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Offer and Merger or (ii) the fairness, financial or otherwise, of the Offer and Merger to, or of any Offer Price to be paid to or received by, the holders of any class of securities (other than as expressly specified therein), creditors or other constituencies of the Company or Sanofi; and

  •
  expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company's or Sanofi's directors,

    officers or employees, or any class of such persons, in connection with the Offer and Merger relative to the Offer Price or otherwise.

        In the course of performing its reviews and analyses for rendering its opinion, Guggenheim Securities:

  •
  reviewed a draft of the Merger Agreement dated as of January 20, 2018;

  •
  reviewed certain publicly available business and financial information regarding the Company;

  •
  reviewed certain non-public business and financial information regarding the Company's business and prospects (including the Management Projections for the years ending December 31, 2018 through December 31, 2035), all as prepared and provided to Guggenheim Securities by the Company's senior management and which are summarized above under "—Certain Unaudited Prospective Financial Information";

  •
  discussed with the Company's senior management their strategic and financial rationale for the Offer and Merger as well as their views of the Company's business, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the pharmaceutical sector;

  •
  reviewed the historical prices, trading multiples and trading activity of the Shares;

  •
  compared the financial performance of the Company and the trading multiples and trading activity of the Shares with corresponding data for certain other publicly traded companies that Guggenheim Securities deemed relevant in evaluating the Company;

  •
  reviewed the valuation and financial metrics of certain mergers and acquisitions that Guggenheim Securities deemed relevant in evaluating the Offer and Merger;

  •
  performed discounted cash flow analyses based on the Management Projections for the Company as furnished to Guggenheim Securities by the Company; and

  •
  conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

        With respect to the information used in arriving at its opinion, Guggenheim Securities noted that:

  •
  Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, any financial projections, other estimates and other forward-looking information) furnished by or discussed with the Company or obtained from public sources, data suppliers and other third parties.

  •
  Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, any financial projections, other estimates and other forward-looking information), (ii) expressed no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the (a) reasonableness or achievability of any financial projections, other estimates and other forward-looking information or the assumptions upon which they are based or (b) probability adjustments included in such financial projections and (iii) relied upon the assurances of the Company's senior management that they were unaware of any facts or circumstances that would make such information (including, without limitation, any financial projections, other estimates and other forward-looking information) incomplete, inaccurate or misleading.

  •
  Specifically, with respect to any (i) financial projections, other estimates and other forward-looking information furnished by or discussed with the Company, (a) Guggenheim Securities was advised by the Company's senior management, and Guggenheim Securities assumed, that such financial projections (including the probability adjustments reflected therein), other estimates and other forward-looking information utilized in its analyses had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's senior management as to the expected future performance of the Company and (b) Guggenheim Securities assumed that such financial projections, other estimates and other forward-looking information had been reviewed by the Board of Directors with the understanding that such information would be used and relied upon by Guggenheim Securities in connection with rendering its opinion and (ii) financial projections, other estimates and/or other forward-looking information obtained by Guggenheim Securities from public sources, data suppliers and other third parties, Guggenheim Securities assumed that such information was reasonable and reliable.

        Guggenheim Securities also noted certain other considerations with respect to its engagement and the rendering of its opinion:

  •
  During the course of our engagement, Guggenheim Securities was not asked by the Board of Directors to, and Guggenheim Securities did not, solicit indications of interest from any third parties regarding a potential transaction with the Company.

  •
  Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of the Company or any other entity or the solvency or fair value of the Company or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

  •
  Guggenheim Securities' professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and Guggenheim Securities' opinion should not be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of the Company's senior management and the Company's other professional advisors with respect to such matters. Guggenheim Securities did not express any view or render any opinion regarding the tax consequences of the Transactions to the Company or its stockholders (including with regard to the Spin-Off).

  •
  Guggenheim Securities further assumed that:

  •
  In all respects meaningful to its analyses, (i) the final executed form of the Merger Agreement would not differ from the drafts that Guggenheim Securities reviewed, (ii) the Company, Sanofi and Merger Sub will comply with all terms and provisions of the Merger Agreement and (iii) the representations and warranties of the Company, Sanofi and Merger Sub contained in the Merger Agreement were true and correct and all conditions to the obligations of each party to the Merger Agreement to consummate the Offer and Merger will be satisfied without any waiver, amendment or modification thereof; and

  •
  The Offer and Merger will be consummated in a timely manner in accordance with the terms of the Merger Agreement and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on the Company or the Offer and Merger in any way meaningful to Guggenheim Securities' analyses or opinion.

  •
  Guggenheim Securities did not express any view or opinion as to the price or range of prices at which the Shares or other securities or financial instruments of or relating to the Company may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Transactions.

  Summary of Financial Analyses

  Overview of Financial Analyses

        This "Summary of Financial Analyses" presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the Board of Directors in connection with Guggenheim Securities' rendering of its opinion. Such presentation to the Board of Directors was supplemented by Guggenheim Securities' oral discussion with the Board of Directors, the nature and substance of which may not be fully described herein.

        Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities' financial analyses.

        The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities' view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities' opinion.

        In arriving at its opinion, Guggenheim Securities:

  •
  based its financial analyses on various assumptions, including assumptions concerning general business, economic and capital markets conditions and industry-specific and company-specific factors, all of which are beyond the control of the Company and Guggenheim Securities;

  •
  did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

  •
  considered the results of all of its financial analyses and did not attribute any particular weight to any one analysis or factor; and

  •
  ultimately arrived at its opinion based on the results of all of its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price to be received by the Company's stockholders (in their capacity as such and other than Sanofi and Merger Sub) pursuant to the Offer and Merger to the extent expressly specified in such opinion.

        With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:

  •
  Such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

  •
  None of the selected precedent merger and acquisition transactions used in the selected precedent merger and acquisition transactions analysis described below is identical or entirely comparable to the Offer and Merger, and none of the selected publicly traded companies used in the selected publicly traded companies analysis described below is identical or entirely comparable to the Company; however, such transactions and companies were selected by Guggenheim Securities, among other reasons, because they involved target companies or represented publicly traded companies which may be considered broadly similar, for purposes of

    Guggenheim Securities' financial analyses, to the Company based on Guggenheim Securities' familiarity with the pharmaceutical sector.

  •
  In any event, selected precedent merger and acquisition transactions analysis and selected publicly traded companies analysis are not purely mathematical; rather, such analyses involve complex considerations and judgments concerning the differences in business, financial, operating, and capital markets-related characteristics and other factors regarding the selected precedent merger and acquisition transactions to which the Offer and Merger was compared and the selected publicly traded companies to which the Company was compared.

  •
  Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

  •
  For all purposes of its financial analyses, the Company's senior management directed Guggenheim Securities to use the Management Projections that the Company provided to Guggenheim Securities.

        Certain Definitions.    Throughout this section entitled "Summary of Financial Analyses," the following financial terms are used in connection with Guggenheim Securities' various financial analyses:

  •
  "DCF" means discounted cash flow.

  •
  "Adjusted EBITDA" means the relevant company's operating earnings before deduction of stock-based compensation, net interest, income taxes, depreciation and amortization.

  •
  "Adjusted EBITDA multiple" represents the relevant company's enterprise value divided by its historical or projected Adjusted EBITDA.

  •
  "Enterprise value" represents the relevant company's net equity value plus (i) the principal or face amount of total debt and non-convertible preferred stock plus (ii) the book value of any non-controlling/minority interests plus (iii) the book value of any contingent consideration less (iv) cash, cash equivalents, and short- and long-term marketable investments, and (v) the book value of any non-consolidated investments.

  •
  "EPS" means the relevant company's earnings per share.

  •
  "Net equity value" represents the relevant company's (i) gross equity value as calculated (a) based on outstanding common shares plus shares issuable upon the conversion or exercise of all in-the-money convertible securities, stock options and/or stock warrants times (b) the relevant company's stock price less (ii) the cash proceeds from the assumed exercise of all in-the-money stock options and stock warrants.

  •
  "NTM" means next twelve months.

  •
  "Unlevered free cash flow" means the relevant company's after-tax unlevered operating cash flow minus capital expenditures and changes in working capital.

  •
  "VWAP" means volume-weighted average share price over the indicated period of time.

        Summary of Implied Transaction Financial Metrics.    Based on the cash Offer Price of $105.00 per Share, Guggenheim Securities calculated various implied transaction-related premia and multiples as outlined in the table below:

Transaction Premia and Implied Transaction Multiples

Offer Price per Share	$105.00

	Bioverativ Stock Price
Acquisition Premium/(Discount) Relative to Bioverativ's:
Closing Stock Price at 01/19/18	$64.11	63.8%
VWAP:
30-Day	58.67	79.0
60-Day	54.47	92.7
Transaction Enterprise Value / Estimated Revenue for Bioverativ:
2017E—Bioverativ Management Estimates		9.7	x
Wall Street Consensus Estimates		9.8
2018E—Bioverativ Management Estimates		8.1
Wall Street Consensus Estimates		8.2
2019E—Bioverativ Management Estimates		6.8
Wall Street Consensus Estimates		7.6
Transaction Enterprise Value / Estimated Adjusted EBITDA for Bioverativ:
2017E—Bioverativ Management Estimates		21.0	x
Wall Street Consensus Estimates		20.7
2018E—Bioverativ Management Estimates		17.6
Wall Street Consensus Estimates		18.3
2019E—Bioverativ Management Estimates		13.8
Wall Street Consensus Estimates		16.7
Offer Price / Estimated EPS for Bioverativ:
2017E—Bioverativ Management Estimates		31.8	x
Wall Street Consensus Estimates		32.5
2018E—Bioverativ Management Estimates		22.8
Wall Street Consensus Estimates		24.1
2019E—Bioverativ Management Estimates		17.9
Wall Street Consensus Estimates		21.3

        Change-of-Control Financial Analyses.    In evaluating the Company in connection with rendering its opinion, Guggenheim Securities performed various financial analyses which are summarized in the table below and described in more detail elsewhere herein, including certain discounted cash flow analyses, selected precedent merger and acquisition transactions analysis and publicly traded companies analysis. Solely for informational reference purposes, Guggenheim Securities also reviewed the premiums paid in selected merger and acquisition transactions, the historical trading price range for the Shares and Wall Street equity research analysts' price targets for the Shares.

Summary of Change-of-Control Financial Analyses

Offer Price per Share	$105.00

	Reference Range for Bioverativ on a Change-of-Control Basis
	Low	High
Financial Analyses
Discounted Cash Flow Analyses:
Bioverativ Stand-Alone Sum-of-the-Parts DCF Valuation	$88.50	$106.75
Bioverativ Stand-Alone Going-Concern DCF Valuation	75.75	112.00
Selected Precedent M&A Transactions Analysis	$76.50	$106.25
Selected Publicly Traded Companies Analysis	$53.00	$82.25
For Informational Reference Purposes
Premiums Paid in Selected Merger and Acquisition Transactions	$96.25	$102.50
Bioverativ's Stock Price Range Since the Spin-Off	41.88	65.09
Wall Street Equity Research Price Targets	43.00	100.00

        Discounted Cash Flow Analyses.    Guggenheim Securities performed two illustrative stand-alone discounted cash flow analyses including (i) a discounted cash flow analysis based on projected, risk-adjusted, after-tax unlevered free cash flows (after deduction of stock-based compensation) for each of the Company's existing and pipeline products and an estimate of its terminal/continuing value at the end of the projection period (a "Sum-of-the-Parts DCF") and (ii) a discounted cash flow analysis based on projected, risk-adjusted, after-tax unlevered free cash flows (after deduction of stock-based compensation) for the Company and an estimate of its terminal/continuing value at the end of 2027 (a "Going-Concern DCF"). In performing its illustrative discounted cash flow analyses:

  •
  Guggenheim Securities based its (i) Sum-of-the-Parts DCF on the Management Projections (excluding certain unidentified expenses, including selling, general and administrative and research and development expenses) for each of the Company's existing and pipeline products prepared by the Company's senior management through 2035 and (ii) Going-Concern DCF on the Management Projections for the Company prepared by the Company's senior management through 2027.

  •
  Guggenheim Securities used a discount rate range of 8.5% -10.5% based on its estimate of the Company's weighted average cost of capital, which Guggenheim Securities estimated based on, among other factors, (i) Guggenheim Securities' then-current estimate of the prospective US equity risk premium range, (ii) the then-prevailing yield on the 20-year US Treasury bond as a proxy for the risk-free rate, and (iii) Guggenheim Securities' investment banking and capital markets judgment and experience in valuing companies similar to the Company.

  •
  In calculating the Company's terminal/continuing value for purposes of its discounted cash flow analyses, Guggenheim Securities used (i) for its Sum-of-the-Parts DCF, an illustrative perpetual growth rate of the Company's terminal year normalized after-tax unlevered free cash flow of negative 10% and (ii) for its Going-Concern DCF, an illustrative reference range of perpetual growth rates of the Company's terminal year normalized after-tax unlevered free cash flow of 1.5% - 3.0%. The illustrative terminal/continuing values implied by the foregoing perpetual growth rate references, in the case of the Sum-of-the-Parts DCF, were determined based on future competitive and patent considerations, and in the case of the Going-Concern DCF, were cross-checked for reasonableness by reference to the Company's implied terminal year Adjusted EBITDA multiples.

  •
  Guggenheim Securities' illustrative discounted cash flow analyses resulted in an overall reference range for (i) the Sum-of-the-Parts DCF analysis of $88.50 - $106.75 per Share (rounded to the nearest $0.25) and (ii) the Going-Concern DCF analysis of $75.75 - $112.00 per Share (rounded to the nearest $0.25), each for purposes of evaluating the Shares on a stand-alone intrinsic-value basis.

  •
  It was noted that the Offer Price of $105.00 per Share was at the top of the foregoing DCF-based reference range based on the illustrative discounted cash flow analyses, which in Guggenheim Securities' view supported its assessment of the financial fairness of the Offer Price.

        Selected Precedent Merger and Acquisition Transactions Analysis.    Guggenheim Securities reviewed and analyzed certain financial metrics associated with certain selected precedent merger and acquisition transactions during the past several years involving companies in the pharmaceutical sector that Guggenheim Securities deemed relevant for purposes of this analysis. The following nine precedent merger and acquisition transactions were selected by Guggenheim Securities for purposes of this analysis:

Selected Precedent Merger and Acquisition (M&A) Transactions

Date Announced	Acquiror	Target Company
01/26/17	Johnson & Johnson	Actelion Ltd.
01/11/16	Shire plc	Baxalta Incorporated
03/16/15	Valeant Pharmaceuticals International Inc.	Salix Pharmaceuticals, Inc.
11/17/14	Actavis plc	Allergan, Inc.
07/18/14	AbbVie Inc.	Shire plc
04/07/14	Mallinckrodt plc	Questcor Pharmaceuticals, Inc.
02/16/11	Sanofi	Genzyme Corporation
06/07/10	Grifols, S.A.	Talecris Biotherapeutics Holdings Corp.
05/16/10	Astellas Pharma Inc.	OSI Pharmaceuticals, Inc.

        Guggenheim Securities calculated, among other things and to the extent publicly available, certain implied change-of-control transaction multiples for the selected precedent merger and acquisition transactions (based on then-available Wall Street equity research consensus estimates, each company's most recent publicly available financial filings and certain other publicly available information, in each case as of January 19, 2018), which are summarized in the table below:

Selected Precedent M&A Transaction Multiples

	Transaction Enterprise Value / NTM Adjusted EBITDA		Transaction Stock Price / NTM EPS
Mean	14.7	x	20.0	x
Median	15.7		19.0
High	20.7		26.6
Low	8.7		12.2
Bioverativ Transaction:
Based on Wall Street Consensus Estimates	18.3	x	24.1	x
Based on Bioverativ Management Estimates	17.6		22.8

        In performing its selected precedent merger and acquisition transactions analysis:

  •
  Guggenheim Securities selected a reference range of transaction multiples for purposes of evaluating the Company on a change-of-control basis as follows: (i) transaction enterprise value (calculated on the basis of the upfront consideration payable in the selected transaction and excluding any potential earn-outs) / forward Adjusted EBITDA multiple range of 13.0x -18.0x based on the Management Projections (see "—Certain Unaudited Prospective Financial Information"); and (ii) transaction stock price / forward EPS multiple range of 18.0x - 23.0x based on the Management Projections (see "—Certain Unaudited Prospective Financial Information").

  •
  Guggenheim Securities' analysis of the selected precedent merger and acquisition transactions resulted in an overall reference range of $76.50 - $106.25 per Share (rounded to the closest $0.25) for purposes of evaluating the Shares on a change-of-control basis.

  •
  It was noted that the Offer Price of $105.00 per Share was at the top of the foregoing change-of-control transaction reference range based on the selected precedent merger and acquisition transactions analysis, which in Guggenheim Securities' view supported its assessment of the financial fairness of the Offer Price.

        Selected Publicly Traded Companies Analysis.    Guggenheim Securities reviewed and analyzed the historical price performance of the Shares, trading metrics and historical and projected/forecasted financial performance compared to corresponding data for certain publicly traded companies that Guggenheim Securities deemed relevant for purposes of this analysis. The following nine publicly traded companies were selected by Guggenheim Securities for purposes of this analysis:

Selected Publicly Traded Companies

• Shire plc	• BioMarin Pharmaceutical Inc.
• Vertex Pharmaceuticals Incorporated	• UCB S.A.
• Alexion Pharmaceuticals, Inc.	• Jazz Pharmaceuticals plc
• Incyte Corporation	• United Therapeutics Corporation
• Swedish Orphan Biovitrum AB

        Guggenheim Securities calculated, among other things, various public market trading multiples for the Company and the selected publicly traded companies (in the case of the selected publicly traded companies, based on then-available Wall Street equity research consensus estimates and each company's most recent publicly available financial filings), which are summarized in the table below:

Selected Publicly Traded Company Multiples

	Enterprise Value / 2018E Adjusted EBITDA		Stock Price at 01/19/18 / 2018E EPS
Mean	10.3	x	13.5	x
Median	10.3		13.6
High	14.3		17.4
Low	6.7		8.4
Bioverativ:
Trading Basis
Based on Wall Street Consensus Estimates	11.2	x	14.7	x
Based on Bioverativ Management Estimates	10.8		13.9
Acquisition Basis
Based on Wall Street Consensus Estimates	18.3	x	24.1	x
Based on Bioverativ Management Estimates	17.6		22.8

        In performing its selected publicly traded companies analysis:

  •
  Guggenheim Securities selected reference ranges of trading multiples for purposes of evaluating the Company on a stand-alone public market trading basis as follows: (i) trading enterprise value / forward Adjusted EBITDA multiple range of 10.0x - 14.0x based on the Management Projections (see "—Certain Unaudited Prospective Financial Information"); and (ii) trading price / forward EPS multiple range of 11.5x - 17.0x based on the Management Projections (see "—Certain Unaudited Prospective Financial Information").

  •
  Guggenheim Securities' analysis of the selected publicly traded companies resulted in an overall reference range of $53.00 - $82.25 per Share (rounded to closest $0.25) for purposes of evaluating the Shares on a stand-alone public market trading basis.

  •
  It was noted that the Offer Price of $105.00 per Share was above the foregoing public market trading reference range based on the selected publicly traded companies analysis, which in Guggenheim Securities' view supported its assessment of the financial fairness of the Offer Price.

  Other Financial Reviews and Analyses Solely for Informational Reference Purposes

        In order to provide certain context for the financial analyses in connection with its opinion as described above, Guggenheim Securities undertook various additional financial reviews and analyses as summarized below solely for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews and analyses to be determinative methodologies for purposes of its opinion.

        Premiums Paid in Selected Merger and Acquisition Transactions.    Guggenheim Securities reviewed, based on publicly available information, the implied premiums paid or proposed to be paid in connection with certain selected precedent merger and acquisition transactions during the past several years involving companies in the pharmaceutical sector that Guggenheim Securities deemed relevant for purposes of this analysis. These transactions included the nine above referenced precedent transactions used in the Selected Precedent Merger and Acquisition Transactions Analysis, as well as seven other precedent transactions deemed relevant for purposes of this analysis. Based on this analysis, Guggenheim Securities selected an illustrative reference range of 50% - 60% premia, which resulted in an illustrative range of $96.25 - $102.50 per Share (rounded to closest $0.25).

        Share Price Trading History.    Guggenheim Securities reviewed the Shares trading history since the Spin-Off through January 19, 2018, the Shares traded in a range of approximately $42.00 - $65.00 per Share. Among other things, it was noted that the Offer Price of $105.00 exceeded the all-time high trading price for the Shares of $65.09 and the closing price of $64.11 on January 19, 2018, the day prior to the planned announcement of the Transactions.

        Wall Street Equity Research Analyst Stock Price Targets.    Guggenheim Securities reviewed selected Wall Street equity research analyst stock price targets for the Company as published prior to January 19, 2018 (the last practicable trading day prior to the Company's board meeting to consider and approve the Transactions). It was noted that such Wall Street equity research analyst stock price targets for the Shares were $43.00 - $100.00 per Share.

  Other Considerations

        Except as described in the summary above, the Company did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of Offer Price payable in the Offer and Merger were determined through negotiations between the Company and Sanofi and were approved by Board of Directors. The decision to enter into the

Merger Agreement was solely that of the Board of Directors. Guggenheim Securities' opinion was just one of the many factors taken into consideration by Board of Directors. Consequently, Guggenheim Securities' financial analyses should not be viewed as determinative of the decision of the Board of Directors with respect to the fairness, from a financial point of view, to the Company's stockholders (in their capacity as such and other than Sanofi and Merger Sub) of the Offer Price to be paid in connection with the Offer and Merger.

        Aside from its current engagement by the Company, Guggenheim Securities has not been previously engaged during the past two years by the Company, nor has Guggenheim Securities been previously engaged during the past two years by Sanofi, to provide financial advisory or investment banking services for which Guggenheim Securities received fees. As the Board of Directors was aware, Guggenheim Securities acted as a financial advisor to Biogen in connection with the Spin-Off, for which Guggenheim Securities received agreed upon compensation. Guggenheim Securities may seek to provide the Company, Sanofi, Biogen and their respective affiliates with certain financial advisory and investment banking services unrelated to the Offer and Merger in the future, for which services Guggenheim Securities would expect to receive compensation.

        Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to the Company, Sanofi, other participants in the Offer and Merger and their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to the Company, Sanofi, other participants in the Offer and Merger and their respective affiliates. Furthermore, Guggenheim Securities and its affiliates and related entities and its or their respective directors, officers, employees, consultants and agents may have investments in the Company, Sanofi, other participants in the Offer and Merger and their respective affiliates.

        Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities' research analysts may hold views, make statements or investment recommendations and publish research reports with respect to the Company, Sanofi, Merger Sub, other participants in the Offer and Merger and their respective affiliates and the Offer and Merger that differ from the views of Guggenheim Securities' investment banking personnel.

  (vi) Intent to Tender

        To the knowledge of the Company after making reasonable inquiry, all of the Company's executive officers and directors currently intend to tender all of the Shares that they hold of record or beneficially own in the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.    Person/Assets Retained, Employed, Compensated or Used.

        Pursuant to the terms of Guggenheim Securities' engagement, the Company has agreed to pay Guggenheim Securities a cash transaction fee (based on a percentage of the aggregate value of the Offer and Merger) upon consummation of the Offer and Merger, which cash transaction fee currently is estimated to be equal to approximately $31 million. In connection with Guggenheim Securities' engagement, the Company has previously paid Guggenheim Securities a cash milestone fee of $3 million that became payable upon delivery of Guggenheim Securities' opinion, which will be credited against the foregoing cash transaction fee. In addition, the Company has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify it against certain liabilities arising out of its engagement.

        Pursuant to the terms of J.P. Morgan's engagement, J.P. Morgan received a fee from the Company of $3 million, which was payable upon the delivery by J.P. Morgan of its opinion, which will be credited against the total fee payable to J.P. Morgan upon the consummation of the Offer and Merger estimated to equal approximately $31 million. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan's engagement.

        Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company's stockholders on its behalf with respect to the Offer and Merger or related matters.

        The information set forth in Item 4. "The Solicitation or Recommendation" is incorporated herein by reference.

Item 6.    Interest in Securities of the Subject Company.

        Other than the grant of FY18 RSUs to the executive officers and directors in the ordinary course of business under the Omnibus Plan and the Directors Plan, no transactions in the Company Shares have been effected during the past 60 days by the Company, or, to the best knowledge of the Company, by any of the Company's directors, executive officers, subsidiaries or affiliates of the Company.

Item 7.    Purposes of the Transactions, Plans or Proposals.

        Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated by reference in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

  •
  a tender offer or other acquisition of our securities by the Company, any subsidiary of the Company or any other person; or

  •
  would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit or engage in discussions with respect to alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event we receive an unsolicited acquisition proposal. The information set forth in Section 11—"The Merger Agreement; Other Agreements" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of Schedule TO, is incorporated herein by reference.

        Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

  Golden Parachute Compensation

        See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation," which is incorporated by reference herein.

  Conditions of the Offer

        The information set forth in Section 15—"Conditions of the Offer" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of Schedule TO, is incorporated herein by reference.

  Stockholder Approval Not Required

        On January 21, 2018, our Board of Directors unanimously (i) declared the Merger Agreement, the Merger and the other Transactions, including the Offer, advisable, fair to, and in the best interest of, the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) determined to recommend that the Company's stockholders (other than Parent and its subsidiaries) accept the Offer and tender their shares pursuant to the Offer, (iv) resolved to take all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a "moratorium," "control share acquisition," "business combination," "fair price" or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Merger, the Merger Agreement and the Transactions (including the Offer) and (v) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer. If the Minimum Tender Condition is satisfied, subject to the satisfaction or waiver of the other conditions to the Offer, which are described in Section 15—"Conditions of the Offer" of the Offer to Purchase, and the Merger, Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

  State Takeover Laws

        A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

        In general, Section 203 of the DGCL prevents a publicly traded Delaware corporation from engaging in a "business combination" (defined to include mergers, among other things) with an "interested stockholder" (defined generally to include a person who beneficially owns or acquires 15% or more of a Delaware corporation's outstanding voting stock and the affiliates and associates of such person) for a period of three years following the time such person became an "interested stockholder" unless (i) either the business combination or the transaction by which the person became an interested stockholder was approved by the board of directors of such corporation before such person became an interested stockholder, (ii) upon consummation of the transaction which resulted in the person becoming an interested stockholder, the person owned 85% or more of the voting stock outstanding at the time the transaction commenced, or (iii) the business combination is approved by the corporation's board of directors and the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the person.

        In accordance with the provisions of Section 203 of the DGCL, our Board of Directors has approved the Merger Agreement and the Transactions, as described in Item 4 above and, for purposes of Section 203 of the DGCL, the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Offer, the Merger or the other Transactions.

  Notice of Appraisal Rights

        No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, stockholders as of immediately prior to the Effective Time who have not properly tendered their Shares in the Offer (or, if tendered, who have validly and subsequently withdrawn such Shares prior to the Offer Acceptance Time) and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights in connection with the Merger pursuant to Section 262 of the DGCL.

        The following is a summary of the appraisal rights of stockholders under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex III. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a "stockholder" or a "holder of Shares" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Failure to follow any of the procedures of Section 262 of the DGCL may result in loss or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps set forth in Section 262 of the DGCL and summarized below properly and in a timely manner to perfect appraisal rights.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, is required to notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and is required to include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex III carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is February 7, 2018), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender such stockholder's Shares in the Offer or otherwise vote in favor of or consent to the Merger; and

  •
  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

        If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective time of the Merger to all the Company's stockholders who delivered a written demand to the Company (in accordance with the first bullet above) within 10 days after the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the effective time of the Merger. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) may result in a loss of your appraisal rights.

  Written Demand by the Record Holder

        All written demands for appraisal should be addressed to Bioverativ, Attention: Corporate Secretary, 225 Second Avenue, Waltham, Massachusetts 02451. The written demand for appraisal must be executed by or for the stockholder of record and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

  Filing a Petition for Appraisal

        Within 120 days after the Effective Time, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery (the "Delaware Court") demanding a determination of the value of the Shares held by all stockholders who did not tender in the Offer (or, if tendered, who subsequently and validly withdrew such Shares before the Offer Acceptance Time) and who otherwise timely and properly demanded appraisal in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all stockholders who had previously demanded appraisal of their Shares. The Company (as the Surviving Corporation) is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not voted in the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

        Upon the filing of a petition commencing an appraisal proceeding by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court, the Delaware Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any stockholder who does not comply with such requirement. Where, as in the case of the Merger and the Shares, immediately before the merger the shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal, (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million, or (iii) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL.

  Determination of Fair Value

        After the Delaware Court determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (b) interest theretofore accrued, unless paid at that time.

        In determining the fair value of the Shares, the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of any appraisal of fair value as determined by the Delaware Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder's certificates or, with respect to holders of uncertificated Shares, forthwith. The Delaware Court's decree may be enforced as other decrees in such court may be enforced.

        If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys' fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder, order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

        From and after the Effective Time, any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders of record as of a date prior to the Effective Time).

        If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, such stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price, in cash, net of applicable withholding taxes and without interest. A stockholder will fail to perfect, or effectively lose, the stockholder's right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder's demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

        The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the loss or waiver of your appraisal rights. Stockholders wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

        This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is included as Annex III to this Schedule 14D-9.

        STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

  Legal Proceedings

        As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.

  Antitrust Compliance

  U.S. Antitrust Laws

        Under the HSR Act, certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied. These requirements apply to Purchaser's acquisition of the Shares in the Offer.

        Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Notification and Report Form (an "HSR Filing") under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15 calendar day waiting period expires on a federal holiday (as defined in 5 U.S.C. 6103(a)), a Saturday, or Sunday, the waiting period is automatically extended until 11:59 P.M., Eastern Time, the next business day. If prior to the expiration or termination of the waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer would be extended until the tenth calendar day following the date of Parent's substantial compliance with that request. If the tenth calendar day waiting period expires on a federal holiday (as defined in 5 U.S.C. 6103(a)), a Saturday, or Sunday, the waiting period is automatically extended until 11:59 P.M., Eastern Time, the next business day. After that time, absent Parent's and the Company's agreement, the FTC and the Antitrust Division can only block the purchase of Shares in the Offer by initiating legal proceedings and obtaining a court order. The FTC and the Antitrust Division may terminate the applicable waiting period at any time before its expiration. Private parties (as well as individual States of the United States) may also bring legal actions under the antitrust laws of the United States or state antitrust laws. There can be no assurance that a challenge to the Offer and the Merger on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

        Under the HSR Act, each of Parent and the Company is required to file an HSR Filing with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer, and the Company must file no later than 10 days following filing by Parent. Such filings were made on February 7, 2018.

  Japanese Antitrust Laws

        The purchase of Shares in the Offer is subject to the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended), and may be consummated only if (a) the 30 calendar day waiting period from the date of acceptance of the filing has elapsed without a written notice from the Japan Fair Trade Commission ("JFTC") that notifies Parent of the initiation of an in-depth investigation (in which case a Phase II review is opened for the longer of: (i) 120 calendar days from the date of receipt of the initial filing or (ii) 90 calendar days from the date of the JFTC's complete acceptance of the additionally requested information) or (b) the JFTC issues a written notice to the effect that the JFTC does not intend to issue a cease and desist order as well as another written notice to the effect that that the JFTC shortens the 30 calendar day waiting period applicable to the notification. Parent filed the formal applicable notification on

January 26, 2018 (Japan time) with respect to the purchase of Shares in the Offer, and the waiting period is scheduled to expire at midnight (Japan time) on February 25, 2018 (unless further shortened by the JFTC). On January 31, 2018 (Japan time), the JFTC issued a notice that the JFTC does not intend to issue a cease and desist order with respect to the purchase of Shares in the Offer.

  Swedish Antitrust Laws

        The purchase of Shares in the Offer is subject to the Swedish Competition Act (2008:579), and may be consummated only if following the submission of a complete notification to the Swedish Competition Authority (SCA) Parent and the Company observe the prescribed statutory review period. Under the Swedish Competition Act, the SCA has 25 working days (Phase I) from the date of receipt of a complete notification in which to decide whether to clear the acquisition of Shares in the Offer or initiate a special in-depth investigation (Phase II). The SCA can suspend the time limit at any time if Parent and the Company do not provide any additionally requested information by the SCA. If Parent or the Company offers certain remedy commitments during the Phase I period to SCA, the time limit is increased to 35 working days. Working days refer to days that are not public holidays according to the Public Holidays Act (1989:253) and which is neither Saturday, Midsummer Eve, Christmas Eve or New Year's Eve. If the SCA decides to carry out a special in-depth investigation, the SCA has a further three months to decide if the purchase of Shares in the Offer shall be prohibited. The three-month limit may be extended by the SCA provided the notifying parties give their consent or if the SCA deems that there are special reasons for doing so.

        Parent and the Company submitted a notification to the SCA on January 24, 2018 (Sweden time). The 25 working day waiting period will expire on February 28, 2018 (provided that the notification is deemed complete by the SCA). If the SCA has decided to that there are no grounds for action during the Phase I review period, the purchase of Shares in the Offer may be consummated after the end of that review period and the SCA may later bring an action against the concentration (i.e., the purchase of Shares in the Offer) only if the decision of the SCA has been based on incorrect information given by a party or other parties involved in the concentration.

  Other Antitrust Approvals

        Parent and the Company and certain of their subsidiaries conduct business in several countries outside of the United States, Japan, and Sweden. Other competition agencies with jurisdiction over the Transactions could also initiate action to challenge or block the Transactions. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under applicable antitrust laws challenging or seeking to enjoin the Transactions before the Transactions are consummated. Neither Parent nor the Company can be sure that a challenge to the Transactions will not be made or that, if a challenge is made, that Parent and/or the Company, as applicable, will prevail.

  Cautionary Statement Regarding Forward-Looking Statements

        This Schedule 14D-9 contains forward-looking statements that are not historical facts. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as "believes," "plans," "anticipates," "projects," "estimates," "expects," "intends," "strategy," "future," "opportunity," "may," "will," "should," "could," "potential," or similar expressions. By their nature, forward-looking statements involve risks and uncertainty because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction and similar transactions; the prospective performance and outlook of the Company's business, performance and opportunities; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; statements regarding the ability to complete the Transactions considering the various closing conditions; the projected financial information; as well as any assumptions underlying any of the foregoing. Investors are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the tender offer and the merger; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company's stockholders tendering their shares in the tender offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require the Company to pay a termination fee or other expenses; (vii) the effect of the pendency of the proposed transaction on the Company's ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its business generally or its stock price; (viii) risks related to diverting management's attention from the Company's ongoing business operations; (ix) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (x) other factors as set forth from time to time in the Company's filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and any subsequent quarterly and current reports on Form 10-Q and 8-K, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Purchaser and Parent. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are based on information currently available to the Company, and the Company expressly disclaims any intent or obligation to update, supplement or revise publicly these forward-looking statements except as required by law. The Company acknowledges that forward-looking statements made in connection with the Offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. The Company is not waiving any other defenses that may be available under applicable law.

Item 9.    Exhibits.

(a	)(1)	Offer to Purchase, dated February 7, 2018 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser and Parent, filed with the SEC on February 7, 2018 (the "Schedule TO"))

(a	)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a	)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a	)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a	)(5)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a	)(6)	Summary Advertisement as published in the Wall Street Journal, dated February 7, 2018 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)

(a	)(7)	Joint press release, dated January 22, 2018, issued by Bioverativ Inc. and Sanofi related to the proposed acquisition of Bioverativ Inc. (incorporated by reference to Exhibit 99.1 to Bioverativ Inc.'s Schedule 14D-9C filed with the SEC on January 22, 2018)

(a	)(8)	Email to Bioverativ's employees dated January 22, 2018 from the President and Chief Executive Officer of Bioverativ Inc. (which includes letter to Bioverativ's employees from Sanofi's Chief Executive Officer dated January 22, 2018) (incorporated by reference to Exhibit 99.2 to Bioverativ Inc.'s Schedule 14D-9C filed with the SEC on January 22, 2018)

(a	)(9)	Opinion dated January 21, 2018 of J.P. Morgan Securities LLC to the Board of Directors of Bioverativ Inc. (included as Annex I to this Schedule 14D-9)

(a	)(10)	Opinion dated January 21, 2018 of Guggenheim Securities, LLC to the Board of Directors of Bioverativ Inc. (included as Annex II to this Schedule 14D-9)

(e	)(1)	Agreement and Plan of Merger, dated January 21, 2018 among Bioverativ Inc., Sanofi and Blink Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Bioverativ Inc.'s Current Report on Form 8-K filed with the SEC on January 22, 2018)

(e	)(2)	Confidentiality Agreement, dated December 4, 2017 between Bioverativ Inc. and Sanofi (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

(e	)(3)	Exclusivity Agreement, dated January 5, 2018 among Bioverativ Inc. and Sanofi (incorporated by reference to Exhibit (d)(3) to the Schedule TO)

(e	)(4)	Letter Agreement, dated January 21, 2018 among Biogen Inc., Bioverativ Inc. and Sanofi (incorporated by reference to Exhibit 99.1 to Bioverativ Inc.'s Current Report on Form 8-K filed with the SEC on January 22, 2018)

(e	)(5)	Bioverativ Inc. 2017 Omnibus Equity Plan (incorporated by reference to Exhibit 99.1 to Bioverativ Inc.'s Registration Statement on Form S-8 filed on January 31, 2017, File No. 333-215837)

(e	)(6)	Bioverativ Inc. 2017 Non-Employee Directors Equity Plan (incorporated by reference to Exhibit 99.1 to Bioverativ Inc.'s Registration Statement on Form S-8 filed on January 31, 2017, File No. 333-215839)

(e	)(8)	Bioverativ Inc. 2017 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.1 to Bioverativ Inc.'s Registration Statement on Form S-8 filed on January 31, 2017, File No. 333-215838)

(e	)(9)	Bioverativ Inc. 2017 Performance-Based Management Incentive Plan (incorporated by reference to Exhibit 10.1 to Bioverativ Inc.'s Current Report on Form 8-K filed on February 2, 2017)

(e	)(10)	Form of restricted stock unit award agreement under the Bioverativ Inc. 2017 Omnibus Equity Plan (incorporated by reference to Exhibit 10.7 to Bioverativ Inc.'s Annual Report on Form 10-K filed on March 24, 2017)

(e	)(11)	Form of stock option agreement under the Bioverativ Inc. 2017 Non-Employee Directors Equity Plan (incorporated by reference to Exhibit 10.8 to Bioverativ Inc.'s Annual Report on Form 10-K filed on March 24, 2017)

(e	)(12)	Form of restricted stock unit award agreement under the Bioverativ Inc. 2017 Non-Employee Directors Equity Plan (incorporated by reference to Exhibit 10.9 to Bioverativ Inc.'s Annual Report on Form 10-K filed on March 24, 2017)

(e	)(13)	Form of stock option agreement under the Bioverativ Inc. 2017 Non-Employee Directors Equity Plan (incorporated by reference to Exhibit 10.10 to Bioverativ Inc.'s Annual Report on Form 10-K filed on March 24, 2017)

(e	)(14)	Bioverativ Inc. Severance Plan for U.S. Executive Officers (incorporated by reference to Exhibit 10.1 to Bioverativ Inc.'s Current Report on Form 8-K filed with the SEC on February 6, 2018)

(e	)(15)	Form of Indemnification Agreement between Bioverativ Inc. and individual directors and officers (incorporated by reference to Exhibit 10.9 to Bioverativ Inc.'s Registration Statement on Form 10 filed on November 29, 2016)

(e	)(16)	Excerpts from Bioverativ Inc.'s Annual Report on Form 10-K filed with the SEC on March 24, 2017 (incorporated by reference to Bioverativ Inc.'s Annual Report on Form 10-K filed with the SEC on March 24, 2017)

(e	)(17)	Excerpts from Bioverativ Inc.'s Current Report on Form 8-K filed with the SEC on February 2, 2017 (incorporated by reference to Bioverativ Inc.'s Current Report on Form 8-K filed with the SEC on February 2, 2017)

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

BIOVERATIV INC.
By:	/s/ JOHN G. COX
	Name:	John G. Cox
	Title:	Chief Executive Officer

Date: February 7, 2018

ANNEX I

January 21, 2018

The Board of Directors
Bioverativ Inc.
225 Second Avenue
Waltham, MA 02451

Members of the Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders (in their capacity as such) of common stock, par value $0.001 per share (the "Company Common Stock"), of Bioverativ Inc., a Delaware corporation (the "Company"), of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of January 21, 2018 (the "Agreement"), among the Company, Sanofi, a French société anonyme (the "Acquiror"), and its indirect, wholly-owned subsidiary, Blink Acquisition Corp., a Delaware corporation ("Acquisition Sub"). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub or another direct or indirect wholly owned subsidiary of the Acquiror to commence a tender offer for all the shares of the Company Common Stock (the "Tender Offer") at a price for each share equal to $105.00 (the "Consideration") payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the "Merger") and each outstanding share of Company Common Stock, other than shares validly tendered and irrevocably accepted for purchase pursuant to the Tender Offer, that constitute Dissenting Shares (as defined in the Agreement) or are to be cancelled pursuant to Section 2.05(b) and Section 2.05(c) of the Agreement, will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the "Transaction".

        In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

        In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

        In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Acquiror and Acquisition Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We are not expressing any view or rendering any opinion regarding the tax consequences of the Transaction to the Company or to the holders of Company Common Stock. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

        Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock (in their capacity as such) in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

        We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

        We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company. In addition, during the two years preceding the date of this letter, neither we nor our affiliates have had any material financial advisory or other material commercial or investment banking relationships with the Acquiror. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

        On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders (in their capacity as such).

        The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES LLC

J.P. MORGAN SECURITIES LLC

ANNEX II

Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 GuggenheimPartners.com

January 21, 2018

The Board of Directors
Bioverativ Inc.
225 Second Avenue
Waltham, MA 02451

Members of the Board:

        We understand that Bioverativ Inc. ("Bioverativ") and Sanofi S.A. ("Sanofi") intend to enter into an Agreement and Plan of Merger to be dated as of January 21, 2018 (the "Agreement"), pursuant to which (i) an indirect, wholly owned subsidiary of Sanofi ("Merger Sub") will commence a tender offer to purchase any and all of the issued and outstanding common shares, par value $0.001 per share, of Bioverativ (the "Shares" and, such tender offer, the "Offer") at a price of $105.00 per share in cash (the "Offer Price") and (ii) following consummation of the Offer, Merger Sub will be merged with and into Bioverativ, with Bioverativ continuing as the surviving corporation and as a wholly owned subsidiary of Sanofi (the "Merger" and, taken together with the Offer as an integrated transaction, the "Transaction"), pursuant to which each Share (other than Shares validly tendered and irrevocably accepted for purchase pursuant to the Offer, that constitute Dissenting Shares (as defined in the Agreement), are held in treasury or are owned by Sanofi or its subsidiaries immediately prior to the Merger) will be converted into the right to receive the Offer Price. The terms and conditions of the Transaction are more fully set forth in the Agreement.

        You have asked us to render our opinion as to whether the Offer Price is fair, from a financial point of view, to the holders of the Shares (in their capacity as such and other than Sanofi and Merger Sub).

        In the course of performing our reviews and analyses for rendering our opinion, we have:

  •
  Reviewed a draft of the Agreement dated as of January 20, 2018;

  •
  Reviewed certain publicly available business and financial information regarding Bioverativ;

  •
  Reviewed certain non-public business and financial information regarding Bioverativ's business and prospects (including certain financial projections for the years ending December 31, 2017 through December 31, 2035), all as prepared and provided to us by Bioverativ's senior management;

  •
  Discussed with Bioverativ's senior management their strategic and financial rationale for the Transaction as well as their views of Bioverativ's business, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the pharmaceutical sector;

  •
  Reviewed the historical prices, trading multiples and trading activity of the Shares;

  •
  Compared the financial performance of Bioverativ and the trading multiples and trading activity of the Shares with corresponding data for certain other publicly traded companies that we deemed relevant in evaluating Bioverativ;

  •
  Reviewed the valuation and financial metrics of certain mergers and acquisitions that we deemed relevant in evaluating the Transaction;

  •
  Performed discounted cash flow analyses based on the probability-adjusted financial projections for Bioverativ as furnished to us by Bioverativ; and

  •
  Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

        With respect to the information used in arriving at our opinion:

  •
  We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, any financial projections, other estimates and other forward-looking information) furnished by or discussed with Bioverativ or obtained from public sources, data suppliers and other third parties.

  •
  We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, any financial projections, other estimates and other forward-looking information), (ii) express no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the (a) reasonableness or achievability of any financial projections, other estimates and other forward-looking information or the assumptions upon which they are based or (b) probability adjustments included in such financial projections and (iii) have relied upon the assurances of Bioverativ's senior management that they are unaware of any facts or circumstances that would make such information (including, without limitation, any financial projections, other estimates and other forward-looking information) incomplete, inaccurate or misleading.

  •
  Specifically, with respect to any (i) financial projections, other estimates and other forward-looking information furnished by or discussed with Bioverativ, (a) we have been advised by Bioverativ's senior management, and we have assumed, that such financial projections (including the probability adjustments reflected therein), other estimates and other forward-looking information utilized in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Bioverativ's senior management as to the expected future performance of Bioverativ and (b) we have assumed that such financial projections, other estimates and other forward-looking information have been reviewed by Bioverativ's Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion and (ii) financial projections, other estimates and/or other forward-looking information obtained by us from public sources, data suppliers and other third parties, we have assumed that such information is reasonable and reliable.

        During the course of our engagement, we were not asked by Bioverativ's Board of Directors to, and we did not, solicit indications of interest from any third parties regarding a potential transaction with Bioverativ.

        In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Bioverativ or any other entity or the solvency or fair value of Bioverativ or any other entity, nor have we been furnished with any such appraisals. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of Bioverativ's senior management and Bioverativ's other professional advisors with respect to such matters. We are not expressing any view or rendering any opinion regarding the tax consequences of the Transaction to

Bioverativ or its securityholders (including with regard to the spin-off of Bioverativ from Biogen Inc. ("Biogen") in February 2017 (the "Spin-Off")).

        In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed form of the Agreement will not differ from the drafts that we have reviewed, (ii) Bioverativ, Sanofi and Merger Sub will comply with all terms and provisions of the Agreement and (iii) the representations and warranties of Bioverativ, Sanofi and Merger Sub contained in the Agreement are true and correct and all conditions to the obligations of each party to the Agreement to consummate the Transaction (including the Offer) will be satisfied without any waiver, amendment or modification thereof. We also have assumed that the Transaction will be consummated in a timely manner in accordance with the terms of the Agreement and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on Bioverativ or the Transaction in any way meaningful to our analyses or opinion.

        In rendering our opinion, we do not express any view or opinion as to the price or range of prices at which the Shares or other securities or financial instruments of or relating to Bioverativ may trade or otherwise be transferable at any time, including subsequent to the announcement of the Transaction.

        We have acted as a financial advisor to Bioverativ in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. A portion of our compensation is payable upon delivery of our opinion and will be credited against the fee payable upon consummation of the Transaction. In addition, Bioverativ has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

        Aside from our current engagement by Bioverativ, Guggenheim Securities, LLC ("Guggenheim Securities") has not been previously engaged during the past two years by Bioverativ, nor has Guggenheim Securities been previously engaged during the past two years by Sanofi, to provide financial advisory or investment banking services for which we received fees. As Bioverativ is aware, Guggenheim Securities acted as a financial advisor to Biogen in connection with the Spin-Off, for which we received agreed upon compensation. Guggenheim Securities may seek to provide Bioverativ, Sanofi, Biogen and their respective affiliates with certain financial advisory and investment banking services unrelated to the Transaction in the future, for which services Guggenheim Securities would expect to receive compensation.

        Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to Bioverativ, Sanofi, other participants in the Transaction and their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to Bioverativ, Sanofi, other participants in the Transaction and their respective affiliates. Furthermore, Guggenheim Securities and its affiliates and related entities and our or their respective directors, officers, employees, consultants and agents may have investments in Bioverativ, Sanofi, other participants in the Transaction and their respective affiliates.

        Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities' research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Bioverativ, Sanofi, Merger Sub, other participants in the Transaction and their respective affiliates and the Transaction that differ from the views of Guggenheim Securities' investment banking personnel.

        Our opinion has been provided to Bioverativ's Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Price. Our opinion is not intended to be used or relied upon for any other purpose or by any other person or entity and may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Solicitation/Recommendation Statement on Schedule 14D-9.

        Our opinion and any materials provided in connection therewith do not constitute a recommendation to Bioverativ's Board of Directors with respect to the Transaction, nor does our opinion constitute advice or a recommendation to any holder of Shares as to whether to tender any Shares pursuant to the Offer or how to act in connection with the Merger or otherwise. Our opinion does not address Bioverativ's underlying business or financial decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for Bioverativ or the effects of any other transaction in which Bioverativ might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Offer Price to the holders of the Shares (in their capacity as such and other than Sanofi and Merger Sub). We do not express any view or opinion as to (i) any other term, aspect or implication of (a) the Transaction (including, without limitation, the form or structure of the Transaction) or the Agreement or (b) any other agreement, transaction document or instrument contemplated by the Agreement or to be entered into or amended in connection with the Transaction or (ii) the fairness, financial or otherwise, of the Transaction to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified herein), creditors or other constituencies of Bioverativ or Sanofi. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Bioverativ's or Sanofi's directors, officers or employees, or any class of such persons, in connection with the Transaction relative to the Offer Price or otherwise.

        Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

        Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price is fair, from a financial point of view, to the holders of the Shares (in their capacity as such and other than Sanofi and Merger Sub).

Very truly yours,

GUGGENHEIM SECURITIES, LLC

ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

§ 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, §258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior

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  to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be

III-2

  sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein

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stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal

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proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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